As confidentially submitted to the Securities and Exchange Commission on September 16, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________

Top Leader Universal Holdings Limited
(Exact name of registrant as specified in its charter)

_________________

Cayman Islands	5047	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Room 302, 1302, 1401, 1802, Wah Sing Industrial Building
12-14 Wah Sing Street
Kwai Chung, New Territories
Hong Kong

+852 2111 2884
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________

c/o [•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

Copies to:

Sanny Choi, Esq. Zoe Qiu, Esq. CFN Lawyers LLC 418 Broadway #4607 Albany, NY12207 Tel: (646) 386 8128

_________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED SEPTEMBER [*], 2026

Top Leader Universal Holdings Limited

3,750,000
Ordinary Shares

This is the initial public offering of the ordinary shares (“Offering”), par value US$0.0001 per share (“Ordinary Shares” or “Shares”), of Top Leader Universal Holdings Limited (the “Company,” “we,” “us,” and “Top Leader”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, whose subsidiaries are established in Hong Kong and the British Virgin Islands. This prospectus relates to the sale of a total of 3,750,000 Ordinary Shares being offered by Top Leader.

In this public offering, we are offering 3,750,000 Ordinary Shares. The offering is being made on a self-underwritten, “best efforts” basis with no requirement that any minimum amount be sold.

We will offer our shares at a fixed price of $[*] per Share for the duration of the offering until our shares are quoted by the OTC Markets quotation system, and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. There is no minimum amount we are required to raise from the shares being offered by Top Leader and any funds received will be immediately available to us in cash. There is no guarantee that we will sell any of the securities being offered in this offering. This primary offering will terminate upon the earliest of (i) such time as all of the Ordinary Shares have been sold pursuant to the registration statement or (ii) [*] days from the effective date of this Prospectus, unless extended by our directors for an additional [*] days. We may, however, at any time and for any reason terminate the offering.

No underwriter or other person has been engaged to facilitate the sale of Ordinary Shares in this Offering. We have agreed to bear all of the expenses incurred in connection with this registration statement. There are no arrangements or plans to place the proceeds from this offering into an escrow, trust, or similar account. Because this is a best efforts offering, once a subscription is accepted by us, we will have immediate availability to use the subscription proceeds, regardless of whether we are able to place the entire offering.

Currently, we have [*] Ordinary Shares, $0.0001 par value, issued and outstanding. As of the date of this Prospectus, [*]% of the total issued and outstanding Ordinary Shares are held by Fair Zenith Limited, a company wholly owned and controlled by our Chief Executive Officer and Director, Mr. Sze Ching Yau (“Mr. Sze”). Mr. Sze, holds considerable influence over corporate matters requiring shareholder approval and will independently control the operations of Top Leader, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions.

There is currently no public trading market for our Shares. Our Shares are not currently eligible for trading on any national securities exchange or any over-the-counter markets, including OTC Markets. We intend to have our Ordinary Shares quoted on the OTCQB Venture Market, also known as the “OTCQB,” operated by OTC Markets Group, Inc. (“OTC Markets”) following the effectiveness of the registration statement. To become quoted on the OTCQB, we require the assistance of a FINRA registered broker that will act as a market maker and submit the application on our behalf to FINRA. At the time of this prospectus, we do not have any market maker that agreed to assist us with this process. There is no assurance that our securities will become eligible for trading on the OTC Markets or any other quotation service or that an active market for our ordinary shares will develop.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its operating subsidiary, Top Leader Group International Limited (the “Operating Subsidiary”). We are not the Hong Kong Operating Subsidiary, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations solely through our Operating Subsidiary in Hong Kong. This is an offering of the Ordinary Shares of Top Leader, the holding company in the Cayman Islands, instead of the shares of our Operating Subsidiary. Investors should be aware they may never hold equity interests in the Hong Kong operating company directly. Investors are purchasing equity solely in Top Leader, which directly owns equity interests in the Hong Kong operating company.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our Operating Subsidiary. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China, but because all of our operations are conducted in

Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Investing in the Shares is highly speculative and involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in the Shares in “Risk Factors” beginning on page 17 of this prospectus.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. We may also be subject to unique risks due to the uncertainty of the interpretation and application of PRC laws and regulations.

Furthermore, we are subject to certain legal and operational risks associated with having all business operations in Hong Kong as well as the risks associated with having clients who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard. Such risks may include changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations that may materially and adversely affect our business, financial condition, results of operations and the market price of the Ordinary Shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of offered securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government initiated a series of regulatory actions and made statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the daily business operation of our HK subsidiary. We are currently under the risk of the PRC government choosing to exercise significant oversight and discretion over the conduct of our business, we could incur material costs to ensure compliance, and we or the Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently the PRC government initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 25.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (“Revised Review Measures”), which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, CFN Lawyers, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any licenses, permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite licenses, permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, namely the business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been recently imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, the Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s determinations announced on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets, under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 32.

For Top Leader to transfer cash to its subsidiaries, Top Leader is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles (as defined below) to provide funding to our subsidiaries incorporated in the BVI (as defined below) and Hong Kong through loans or capital contributions. Top Leader’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to the Operating Subsidiary subject to certain restrictions set forth in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Top Leader’s subsidiary incorporated under the laws of the BVI. As a holding company, Top Leader may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Top Leader’s subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Top Leader. During the fiscal years ended December 31, 2025 and 2024, Top Leader and TL (BVI) did not declare or pay any dividends and there was no transfer of assets among Top Leader and its subsidiaries. During the fiscal year ended December 31, 2025, TL (HK) declared interim dividends totaling $589,744 on its total 10,000 outstanding shares, comprising $128,205 declared on January 31, 2025, $64,103 declared on March 31, 2025, $320,513 declared on December 1, 2025 and $76,923 declared on December 2, 2025, in each case to the sole shareholder. Each such dividend was recorded as a reduction to retained earnings at the declaration date. Of that amount, $512,821 was paid in cash during the year ended December 31, 2025 and the remaining $76,923 was dividend payable as of December 31, 2025 and was subsequently paid in cash on March 3, 2026. On December 31, 2024, TL (HK) declared an interim dividend of $102.9 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $1,028,985 to the sole shareholder. Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date.

We do not have any current intentions to distribute further earnings. If we decide to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from the Operating Subsidiary by way of dividend payments. See “Dividend Policy,” “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 38, and “Statements of Stockholders’ Equity” in the Report of Independent Registered Public Accounting Firm for further details.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission (as defined below) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2026.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Top Leader is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a majority of our outstanding Ordinary Shares are owned by non-U.S. residents. Under the rules of the SEC we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

•        “Amended and Restated Memorandum and Articles” refers to the amended and restated memorandum and articles of association of our Company adopted on [•];

•        “BVI” refers to the British Virgin Islands;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Company,” “we,” “us,” and “Top Leader” refers to Top Leader Universal Holdings Limited, an exempted Company with limited liability incorporated under the laws of the Cayman Islands on July 25, 2025, that will issue the Ordinary Shares being offered, and in the context of describing its operation and business, its subsidiaries;

•        “Controlling Shareholder” refers to the ultimate beneficial owner of the Company as at the date of this prospectus, Mr. Sze Ching Yau. See “Management” and “Principal Shareholders” for more information;

•        “COVID-19” refers to the Coronavirus Disease 2019;

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•        “HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

•        “Offering” refers to the public offering of Top Leader Universal Holdings Limited;

•        “Operating Subsidiary” or “TL (HK)” refers to Top Leader Group International Limited, a company incorporated in Hong Kong with limited liability on August 12, 2016, an indirectly wholly owned subsidiary of Top Leader and our sole operating subsidiary in Hong Kong;

•        “Ordinary Share(s)” or “Share(s)” refer to our ordinary share(s), par value $0.0001 per ordinary share;

•        “PCAOB” refers to Public Company Accounting Oversight Board;

•        “PRC” or “China” refers to the People’s Republic of China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this prospectus only, unless the context otherwise indicate. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau;

•        “PRC government” or “PRC authorities,” or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

•        “PRC laws” refer to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

•        “RMB” or “Renminbi” means Renminbi, the lawful currency of the PRC;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended;

ii

•        “TL (BVI)” refers to Top Leader Universal Company Limited, a company incorporated in BVI with limited liability on August 7, 2025, a directly wholly owned subsidiary of Top Leader and our holding company of the Operating Subsidiary; and

•        “U.S. dollars” or “$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Top Leader is a holding company with operations conducted in Hong Kong through its key Operating Subsidiary in Hong Kong, TL (HK). TL (HK)’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus as of and for the fiscal years ended December 31, 2025 and 2024 were calculated at the rate of $1 = HK$7.8. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into $ at that rate, or at any other rate.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Founded on August 12, 2016, we are a face mask manufacturer headquartered in Hong Kong. We are dedicated to producing a variety of face mask products tailored to meet the diverse health and safety needs of our customers. We operate through our Operating Subsidiary, TL (HK), which has established itself in the healthcare and medical products market in Hong Kong. In 2020, we established our face mask manufacturing facility in Hong Kong, which has been certified with ISO14644-1 Class 8 production clean room standards. Our manufacturing facility features over [23] production lines. Our core brand, TL Mask, is our principal business line. Most of our face masks are certified with high level standards, including ASTM Level 3/EN14683 IIR, with Bacterial Filtration Efficiency (BFE), Particulate Filtration Efficiency (PFE), and Virus Filtration Efficiency (VFE) all exceeding 99%. We also produce masks for exporting to European markets with CE certification. In addition to our branded products, we provide original equipment manufacturer (OEM) order production services for other businesses. We serve major hospitals in Hong Kong, pharmacies, and individual customers.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        comprehensive sales network in Hong Kong;

•        commitment to product quality and manufacturing standards; and

•        sizable production capacity to meet Hong Kong market demand.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        product diversification and expansion into nutritional products and supplements;

•        enhance manufacturing capabilities and cost efficiency;

•        expand product variety to capture broader market share;

•        continue to optimize our sales network and enhance our sales and market capabilities

•        explore opportunities for global expansion and enhance our international presence.

Corporate History and Structure

Top Leader is an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 25, 2025. Top Leader’s direct subsidiary is TL (BVI), a British Virgin Islands Business Company incorporated on August 7, 2025 and the holding company of the Operating Subsidiary. The Controlling Shareholder, Mr. Sze Ching Yau, holds its beneficial interest in the Company, through Fair Zenith Limited (“Fair Zenith”), a British Virgin Islands company.

Top Leader operates its business through our Operating Subsidiary in Hong Kong, TL (HK). Our Operating Subsidiary was incorporated on August 12, 2016 and was then wholly-owned by the Controlling Shareholder prior to the reorganization as described below.

In advance of this offering, we undertook a reorganization which resulted in TL (BVI) becoming a holding company for the Operating Subsidiary and Top Leader becoming a holding company for TL (BVI).

The major steps of the reorganization were as follows:

On July 25, 2025, Top Leader was incorporated with 50,000 authorized share capital and 50,000 authorized shares with a par value of $1.00 each. At its incorporation, Top Leader issued one ordinary share with a par value of $1.00 each to Ocorian Corporate Services (Cayman) Limited, an initial subscriber and an independent third party, which was subsequently transferred to Fair Zenith Limited, a limited company incorporated in BVI wholly owned by the Controlling Shareholder at a consideration of $1.

On August 7, 2025, TL (BVI) was incorporated with a maximum of 50,000 ordinary shares of a single class with a par value of $1.00 and 1 issued ordinary share was issued to Top Leader.

On December 8, 2025, through signing and executing a securities purchase agreement between TL (BVI) and Mr. Sze Ching Yau, Mr. Sze Ching Yau, at nominal consideration of HK$1, transferred all the 10,000 ordinary shares of the Operating Subsidiary to TL (BVI).

On March 17, 2026, Top Leader effected a subdivision of each of its issued and unissued ordinary shares into shares of par value $0.0001 each, as a result of which its issued and outstanding share capital increased from 1 ordinary share with a par value of $1.00 each to 10,000 Ordinary Shares. On the same date, Top Leader resolved to issue and allot 13,380,000 Ordinary Shares at a consideration of $1,338 to Fair Zenith and an aggregate of 2,860,000 Ordinary Shares at a consideration of $286 to Scistar Technology Limited. On March 18, 2026, Fair Zenith transferred 800,000 Ordinary Shares to Robinhood Portfolio Celaris Limited at a consideration of $80 and 501,920 Ordinary Shares to MVP International Holdings Group Limited at a consideration of $50.192, and Scistar Technology Limited transferred 278,080 ordinary shares to MVP International Holdings Group Limited at a consideration of $27.808, following which Fair Zenith held 12,088,080 Ordinary Shares, representing 74.4% of the Ordinary Shares then in issue.

The chart below illustrates our corporate structure after the IPO:

Holding Company Structure

Top Leader is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Hong Kong through the Operating Subsidiary. This is an offering of the Ordinary Shares of Top Leader, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, Top Leader’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our existing Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

[Our agent for service of process in the United States is [*], located at [*], telephone number [*].]

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Transfers of Cash to and From Our Subsidiaries

Top Leader is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiary, TL (HK). Our Company relies on dividends or payments to be paid by its Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

No regulatory approval is required for Top Leader to transfer cash to its subsidiaries is subject to the following: Top Leader is permitted under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions. Top Leader’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to the Operating Subsidiary subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of the relevant Top Leader’s subsidiary incorporated under the laws of the BVI.

The ability of TL (BVI), the direct subsidiary of Top Leader, to transfer cash to Top Leader is subject to the following: according to the BVI Business Companies Act 2004 (as amended), TL (BVI) may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of TL (HK) to transfer cash to TL (BVI) is subject to the following: according to the Companies Ordinance of Hong Kong, TL (HK) may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

During the fiscal years ended December 31, 2025 and 2024, Top Leader and TL (BVI) did not declare or pay any dividends and there was no transfer of assets among Top Leader and its subsidiaries. During the fiscal year ended December 31, 2025, TL (HK) declared interim dividends totaling $589,744 on its total 10,000 outstanding shares, comprising $128,205 declared on January 31, 2025, $64,103 declared on March 31, 2025, $320,513 declared on December 1, 2025 and $76,923 declared on December 2, 2025, in each case to the sole shareholder. Each such dividend was recorded as a reduction to retained earnings at the declaration date. Of that amount, $512,821 was paid in cash during the year ended December 31, 2025 and the remaining $76,923 was dividend payable as of December 31, 2025 and was subsequently paid in cash on March 3, 2026. On December 31, 2024, TL (HK) declared an interim dividend of $102.9 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $1,028,985 to the sole shareholder. Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date.

If we determine to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Top Leader is permitted under the laws of Cayman Islands and its Amended and Restated Memorandum and Articles to provide funding to its subsidiaries through loans or capital contributions. The Operating Subsidiary are permitted under the laws of Hong Kong to provide funding to Top Leader through dividend distributions without restrictions on the amount of the funds distributed.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future.] Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders after the completion of the Offering.

The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Top Leader and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Top Leader and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

See “Dividend Policy” and “Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Statements of Stockholder’s Equity” in Report of Independent Registered Public Accounting Firm for further details.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in the Shares. These risks are discussed more fully in “Risk Factors.”

Risks Related to Our Business and Industry

•        Our business depends on the strength of our brand and reputation, and customers’ recognition and their trust in our products may be materially and adversely affected if we fail to maintain and enhance our brand and reputation. See a more detailed discussion of this risk factor on page 17 of this prospectus.

•        We operate in a highly competitive markets for face masks and our inability to compete effectively could adversely impact our business. See a more detailed discussion of this risk factor on page 17 of this prospectus.

•        Our business depends on the strength of our brand and reputation, and customers’ recognition and their trust in our products may be materially and adversely affected if we fail to maintain and enhance our brand and reputation. See a more detailed discussion of this risk factor on page 17 of this prospectus.

•        Any quality issues related to our face masks could result in a loss of customers and sales and may subject us to product liability claims. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        Changes in supply, quality and costs of raw materials, manufacturing components, and logistics services may impact our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        We distribute our face masks through various sales channels over whom we have limited control. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        Future changes in the online marketing industry and consumer behavioral patterns may adversely affect our sales of face masks through online channels. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        Production capacity constraints may limit our growth and ability to meet market demand. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        Our business operations may be vulnerable to disruptions from unforeseen disasters and crises. See a more detailed discussion of this risk factor on page 20 of this prospectus.

•        We face risks related to the storage and warehousing of our face mask products. See a more detailed discussion of this risk factor on page 20 of this prospectus.

•        Failure to maintain optimal inventory levels could increase our costs or adversely affect our financial performance and operations. See a more detailed discussion of this risk factor on page 21 of this prospectus.

•        We depend on third-party logistics providers for product delivery and face risks from transportation disruptions. See a more detailed discussion of this risk factor on page 21 of this prospectus.

•        Our manufacturing operations present workplace safety risks that could result in employee injuries, operational disruptions, and legal liabilities. See a more detailed discussion of this risk factor on page 21 of this prospectus.

•        Our internal procedures and guidelines may be inadequate or ineffective. See a more detailed discussion of this risk factor on page 22 of this prospectus.

•        We may experience increases in labor costs, labor shortages, or deterioration in labor relations that could adversely affect our operations. See a more detailed discussion of this risk factor on page 22 of this prospectus.

•        Any damage to our reputation may have a material adverse impact on our business and financial condition. See a more detailed discussion of this risk factor on page 22 of this prospectus.

•        Our manufacturing facility may require investment and upgrading. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        Our insurance coverage may not be sufficient to cover all potential losses. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        We may be unable to successfully implement our future business plans and objectives. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        We depend on key management personnel and our operation may suffer if we are unable to retain or replace them. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        We have a substantial supplier concentration with a limited number of suppliers accounting for a substantial portion of our total purchases. Changes or difficulties in our relationships with our suppliers and loss may harm our business and financial results. See a more detailed discussion of this risk factor on page 24 of this prospectus.

Risks Relating to Doing Business in Hong Kong

•        Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See a more detailed discussion of this risk factor on page 25 of this prospectus.

•        To the extent all of our business operation is in Hong Kong under our Operating Subsidiary, the funds or assets for business operation may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our Operating Subsidiary by the PRC government to transfer cash or assets. See a more detailed discussion of this risk factor on page 26 of this prospectus.

•        Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and PRC regulations which may become applicable to Hong Kong and thus to company such as our Operating Subsidiary. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, our securities may be prohibited from trading in the

United States, including on the OTCQB or other U.S. trading markets, under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        The effect of the Hong Kong Autonomy Act and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiary. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See a more detailed discussion of this risk factor on page 36 of this prospectus.

Risks Related to our Ordinary Shares

•        There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        The trading price of the Shares may be volatile, which could result in substantial losses to you. See a more detailed discussion of this risk factor on page 37 of this prospectus.

•        Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page [•] of this prospectus.

•        We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 38 of this prospectus.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares. See a more detailed discussion of this risk factor on page 39 of this prospectus.

•        Our existing shareholders that are not included in this registration statement will be able to sell their shares after completion of this offering subject to restrictions under Rule 144. See a more detailed discussion of this risk factor on page [•] of this prospectus.

•        Any resale of our Ordinary Shares in the public market by investors in this offering may cause the market price of our Ordinary Shares to decline. See a more detailed discussion of this risk factor on page [•] of this prospectus.

•        If you purchase the Shares in this offering, you will incur immediate and substantial dilution in the book value of your Ordinary Shares. See a more detailed discussion of this risk factor on page 39 of this prospectus.

•        If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of the Shares may be more volatile than it otherwise would be. See a more detailed discussion of this risk factor on page [•] of this prospectus.

•        Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances. See a more detailed discussion of this risk factor on page 40 of this prospectus.

•        Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment. See a more detailed discussion of this risk factor on page 40 of this prospectus.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares. See a more detailed discussion of this risk factor on page 40 of this prospectus.

•        Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See a more detailed discussion of this risk factor on page 40 of this prospectus.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline. See a more detailed discussion of this risk factor on page 41 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. See a more detailed discussion of this risk factor on page 41 of this prospectus.

•        You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        Cayman Islands economic substance requirements may have an effect on our business and operations. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we were a U.S. domestic company.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See a more detailed discussion of this risk factor on page 43 of this prospectus.

•        There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares. See a more detailed discussion of this risk factor on page 43 of this prospectus.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See a more detailed discussion of this risk factor on page 44 of this prospectus.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See a more detailed discussion of this risk factor on page 44 of this prospectus.

Recent Regulatory Developments in the PRC

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our Operating Subsidiary. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the PRC, with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. We may also be subject to unique risks due to the uncertainty of the interpretation and application of PRC laws and regulations.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that recently the PRC government initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 25.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in the PRC, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of PRC government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the CSRC Filing Rules, which came into effect on March 31, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, CFN Lawyers, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite licenses, permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, namely the business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, we are not required to obtain any permission or approval from Hong Kong authorities to issue the Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United State and to issue the Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

As of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors or operate the business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Operating Subsidiary were established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Top Leader and the Operating Subsidiary are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority.

Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution (the “Basic Law”). The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face similar regulatory risks as those operated in mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on any U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has an exemption from the rule that a majority of the Board of Directors must be independent directors; unfettered ability to transfer information to the SEC.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Joseph Biden, which contained, among other things, an identical provision to AHFCAA and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the Shares may be prohibited from trading or delisted.”

See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets, under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was

enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 32.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•        We are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim report, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to U.S. domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.

We will be required to file an annual report on Form 20-F withing four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Corporate Information

Our principal executive office is located at Room 302, 1302, 1401, 1802, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong. Our telephone number is (+852) 2111 2884. Our registered office in the Cayman Islands is located at the office of Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

Our agent for service of process in the United States is [•], located at [122 East 42nd Street, 18th Floor New York, NY 10168]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering

Issuer:	Top Leader Universal Holdings Limited
Price per Ordinary Share in the Offering:	$[*]
Securities being offered by us:	3,750,000 Ordinary Shares
Duration:

The Ordinary Shares will be offered at a fixed price of $[*] per Share for a period not to exceed [*] days from the date of this prospectus, unless extended by our Board of Directors for an additional [*] days

Number of Ordinary Shares outstanding before this offering:	16,250,000 Ordinary Shares
Number of Ordinary Shares outstanding after this offering:	20,000,000 Ordinary Shares, assuming all the Shares in the Offering are sold
Market for our Ordinary Shares:

There is no market for our securities. Our Ordinary Shares are not currently traded on any exchange or quoted on the OTC Markets. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application for our shares to be eligible for quotation on the OTC Markets. We do not yet have a market maker who has agreed to file such application.

There is no assurance that a trading market will develop, or, if developed, that it will be sustained. Consequently, a purchaser of our Ordinary Shares may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of up to $[*], based on the price to the public in this Offering of $[*] per Share and after deducting estimated offering expenses, assuming all the Shares will be sold.

We plan to use the net proceeds of this offering to diversify our product offerings, enhance our manufacturing capabilities, expand our sales network, and fund our working capital and for other general corporate purpose.

For more information on the use of proceeds, see “Use of Proceeds” on page 49.

Transfer agent and registrar:	[*]
Risk factors:

Investing in the Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 17.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in the Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of the Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business depends on the strength of our brand and reputation, and customers’ recognition and their trust in our products may be materially and adversely affected if we fail to maintain and enhance our brand and reputation.

The success of our business is substantially dependent on maintaining and enhancing the reputation of our “Top Leader” brand and our product offerings. Our face masks have gained consumer recognition for their quality, reliability, and effectiveness. However, we face various risks that could undermine our brand value and consumer trust. Product quality issues or perceived defects in our face masks could significantly damage our reputation. Customer service failures or negative consumer experiences may similarly erode trust in our brand. Adverse media coverage or negative social media attention could amplify any of these concerns.

Should any such issues arise, even if ultimately proven to be without merit, our management team may need to divert substantial time and resources away from our core business operations to address these concerns. This diversion could materially impair our ability to execute our business strategy and negatively impact our financial performance.

The healthcare sector in which we operate is particularly sensitive to quality and safety concerns. Any suggestion that our face mask fail to provide adequate protection could erode consumer confidence. Regulatory scrutiny, even if ultimately resolved in our favor, could create reputational damage to us and our Operating Subsidiary.

We operate in a highly competitive markets for face masks and our inability to compete effectively could adversely impact our business.

We operate in the competitive face mask manufacturing industry and face significant competition based on factors including brand recognition, product quality, pricing, availability, selection, and convenience. Our competitors, including both established domestic and international companies, possess greater financial resources, research and development capabilities, and market presence than we do. The face mask market has experienced growth and increased competition following global health concerns due to COVID-19, with numerous new entrants and existing medical supply companies expanding their product lines.

We cannot assure you that our current or potential competitors will not develop products comparable or superior to those we offer or adapt more quickly to evolving industry trends and changing market requirements. Our competitors in certain regional markets may benefit from raw material sources or production facilities that are closer to these markets, potentially providing them with cost advantages. Industry consolidation, vertical integration of supply chains, or strategic alliances among competitors could also result in our competitors rapidly acquiring market share. Any of these developments may adversely affect our market position, business operations and financial results.

Furthermore, intensified competition may cause our competitors to substantially increase their advertising and promotional activities or engage in aggressive pricing strategies. We cannot guarantee that our marketing efforts will be sufficient to compete effectively. Increased competitive pressure could require us to increase our marketing expenditure, potentially reducing our profit margins and affecting our overall profitability. Additionally, competitive pressures may result in price reductions, reduced margins, and loss of market share, any of which could adversely impact our financial performance.

Our business is subject to changes in consumer demand, preference and spending patterns.

The success of our face mask manufacturing business depends significantly on our ability to anticipate, gauge and respond to changing consumer preferences, needs and respond to changing consumer preferences, needs and spending patterns. Consumers’ willingness to purchase our products may fluctuate due to various factors including changes in economic conditions, disposable income levels, technological developments, evolving health concerns, lifestyle shifts, and publicity surrounding our products or those of our competitors.

The market for face masks is characterized by rapidly evolving consumer preferences and heightened sensitivity to product efficacy, safety, and value. Following the recent COVID-19, consumer demand for personal protective equipment has experienced significant volatility, with periods of heightened demand followed by market normalization.

Additionally, the face mask industry is highly competitive, as consumer may reassess their purchasing decisions when presented with new products, innovative features, competitive pricing, or marketing campaigns from various brands. Our ability to maintain market share depends on successfully anticipating these shifts and adapting our product offerings accordingly.

Any failure on our part to anticipate, identify, or adapt to these changes in a timely manner could result in reduced demand for our products. We may not be able to successfully evolve our business strategy, brand positioning, or product portfolio to address changing market trends or shifts in consumer preference and spending patterns.

Any quality issues related to our face masks could result in a loss of customers and sales and may subject us to product liability claims.

The success of our business depends on our ability to consistently deliver face masks with high quality and reliability. Maintaining consistent product quality depends on the effectiveness of our quality control measures, which in turn depends on a number of factors, including our ability to ensure that our employees and other third parties involved in our operations adhere to those quality control guidelines.

Although we implement certain quality control standards and measures throughout our manufacturing process, we cannot assure you that our quality control measures will be effective at all times, or that we can identify any defects in our quality control measures in a timely manner. If the quality of any of our face masks deteriorates for any reason, or if consumers or business customers do not perceive our products to be as effective as claimed, we may face returns, cancellations of orders, and customer complaints. Additionally, our face masks contain various materials and components that, individually or in combination, may have actual or perceived adverse effects on human health if not manufactured to precise specifications. As our products are designed for medical and health protection purposes, there may be heightened scrutiny and sensitivity regarding their safety and efficacy. Any quality concerns, whether valid or not, could jeopardize customer confidence in our products.

Moreover, if any defect or adverse effect of our face masks results in personal injury, we may suffer from product liability claims or product recalls, resulting in financial losses and reputational damage. These legal claims may be expensive to defend even if we ultimately prevail.

Furthermore, if there is a pattern of quality issues in the face mask industry in general, consumers’ and business customers’ perception of, and willingness to purchase, our products may also be negatively affected, regardless of whether such quality issues relate to us. Any quality issues related to our products or the face mask industry generally, whether actual or perceived, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Changes in supply, quality and costs of raw materials, manufacturing components, and logistics services may impact our business, financial condition and results of operations.

Our face mask manufacturing operations rely on consistent access to specialized materials including meltblown fabric, non-woven textiles, nose bridges, and ear loops. The cost of these raw materials and components represents a notably substantial portion of our total cost of sales.

We may from time to time subject to fluctuations in the prices of these essential materials and components, as well as transportation and other necessary suppliers or services, due to factors beyond our control, including, for example, supply chain disruptions, inflation, changes in the supply and demand dynamics for the medical grade materials.

We may not be able to offset price increases by raising the prices of our products in competitive markets, in which case our profit margins may decrease, thereby materially and adversely affecting our financial condition and results of operations. In contrast, if we do increase our product prices to compensate for higher input costs, we may lose our competitive position in price-sensitive markets. Additionally, any compromise in the quality of raw materials used in our face masks could have serious implications for product efficacy and safety, potentially leading to product recalls, or damage to our reputation. Supply chain disruptions could also impair our ability to maintain adequate inventory levels to meet customer demand.

We distribute our face masks through various sales channels over whom we have limited control.

For the years ended December 31, 2025, and 2024, the Company generated revenue through selling products to different sales channels. This revenue generated from sales channels, including healthcare institutions, clinics, pharmacies, and other retail establishments, accounted for a notable percentage of our revenue. The performance of these channels and their ability to sell our products, uphold our brand, and maintain their businesses are crucial to the future growth of our business and may directly affect our total sales volume and profitability.

We have established business relationships with numerous healthcare institutions, clinics, pharmacies, and other retail establishments, most of these relationships operate without a long-term agreement, instead functioning on the basis of purchase orders and established business practices. This arrangement provides flexibility but also creates additional risks, as these customers are not contractually bound to specific performance standards or exclusivity clauses.

Due to the large number of our offline customers and the geographical coverage of our market, it is challenging to comprehensively monitor their business practices. Our offline customers operate as independent businesses, and our control over their operations or ultimate retail sales is inherently limited. Without long-term agreements, we have reduced ability to enforce compliance with our sales policies, which may adversely affect the overall sales of our face masks and impair our ability to implement our business development strategies. Potential issues could include misrepresentation of our products, or failure to maintain proper storage conditions necessary for preserving the quality and efficacy of our face mask.

If our offline customers fail to adequately promote and sell of our products, or if they engage in practices that damage our brand reputation, our business, financial condition, results of operations may be materially and adversely affected.

Future changes in the online marketing industry and consumer behavioral patterns may adversely affect our sales of face masks through online channels.

Our online channel mainly includes direct sales to consumers through our self-operated online store and through third-party online sales channel. The future growth of our operations depends on our ability to continue attracting online customers and generating new purchases through various online channels, as well as our ability to retain visitors to our online stores. We believe that maintaining a strong online presence helps improve our brand visibility and awareness.

The success of our online sales channel depends on a number of factors relating to the online marketing industry and consumer behavioral patterns, including, without limitation:

•        our ability to drive consumer traffic to our website and convert visitors into customers;

•        our ability to respond to changes in internet and mobile penetration;

•        the effectiveness of our digital marketing strategies in reaching potential customers;

•        the reliability and user experience of our website platform; and

•        the availability and security of relevant network infrastructure, such as online payment processing systems.

We cannot assure you that we can stay abreast of changing consumer behavioral patterns and preferences and anticipate product trends that will appeal to existing and potential online customers in the face mask market. Any decline in the popularity of online shopping for personal protective equipment, or our failure to identify and respond to trends and consumer requirements in online channels could result in decreased online sales through our website, which in turn could materially and adversely affect our business, financial condition, results of operations and prospect of us.

Production capacity constraints may limit our growth and ability to meet market demand.

Our Operating Subsidiary may face challenges related to manufacturing capacity for our face mask products. As a manufacturer of personal protection equipment in a market characterized by fluctuating demand patterns, our ability to scale production in response to market needs represents a critical business factor.

The face mask industry has experienced demand volatility, particularly since the onset of global health concerns in recent years. During periods of heightened demand, our existing manufacturing infrastructure may prove insufficient to fulfill all customer orders in a timely manner. The capacity limitation may result in extended delivery timeframes, order cancellations, and a potential loss of market share to competitors with more robust production capabilities.

In the future, we may need to expand our production capacity. Our manufacturing operations face several constraints that may impede expansion, including physical space limitations at our current facilities, the availability of skilled labor for production shifts, and supply chain dependencies for raw materials. We cannot assure you that we will be able to further expand our production capacity. Failure to expand our production capacity may hinder our capacity to satisfy our customers’ demand and growth prospects.

Should we determine that capacity expansion is necessary, we may face substantial capital expenditure. Failure to expand when market conditions warrant could result in missed revenue opportunities and damage to our customer relationships, particularly with our business-to-business clients such as clinics and pharmacies who rely on consistent supply availability. The face mask industry is highly competitive, and customers who experience supply shortages may establish relationships with alternative suppliers that are generally more difficult to recapture. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business operations may be vulnerable to disruptions from unforeseen disasters and crises.

The manufacturing operations of our Operating Subsidiary are susceptible to interruption from various unforeseen events beyond our control. Our ability to produce and distribute face masks depends on the continuous operations of our production facilities, equipment, and supporting infrastructure. Natural disasters such as earthquakes, floods, hurricanes, or severe weather conditions could damage our manufacturing facilities or disrupt our operations. Other potential disruption include fires, explosions, prolonged power outages, water supply interruptions, equipment failures, and mechanical breakdowns. Such events could halt production, damage inventory, and may require costly repairs or replacement of manufacturing equipment, potentially causing extended operational downtime.

Additionally, our business continuity relies on uninterrupted supply chains for raw materials essential to face mask production. Any disruption affecting our suppliers could impair our ability to maintain production schedules and fulfill our customers’ orders in a timely manner. Human-caused disruptions also pose significant risks to our operations. Labor disputes, civil unrest, cybersecurity incidents, or terrorist activities, could interrupt our business activities. Global health crises, such as pandemics, may also increase demand for our face mask products while potentially compromising our production capabilities through government-mandated shutdowns, workforce illness, or supply chain complications.

The costs associated with responding to such events, including facility repairs, equipment replacement, inventory replenishment, and production rescheduling, could be substantial. Furthermore, extended interruptions could damage our reputation and relationships with our customers, particularly our business clients such as clinics and pharmacies that depend on reliable supply. Any disruptions to our manufacturing operations could materially and adversely affect our business, financial condition, and results of operations.

We face risks related to the storage and warehousing of our face mask products.

Our Operating Subsidiary maintains inventory of our face mask products prior to distribution to customers. The warehousing of our products presents various risks that could adversely affect our business operations if not properly managed. Our warehoused inventory is susceptible to various hazards including fire, flooding, structural damage, theft, and other catastrophic events. [While we maintain insurance coverage for certain property-related risks, such policies may not fully compensate us for all potential losses, particularly those related to business interruption or market opportunity costs.] Furthermore, even if financial losses are covered by insurance, significant warehouse incidents could disrupt our supply chain and impair our ability to fulfill customer orders in a timely manner.

In the event of a major warehousing disruption, we may face challenges in quickly securing alternative storage solutions or accelerating production to replace damaged inventory. This could result in delivery delays to both our individual customers and our business clients such as clinics and pharmacies. The occurrence of any significant warehousing incident could require us to make unanticipated capital expenditures, write off damaged inventory, and incur additional costs to expedite replacement production. If any one or more of the above risks were to materialize, our business, financial condition, results of operations and business prospects may be materially and adversely affected. There is no assurance that we will be able to effectively manage all warehousing risks or that we will be able to respond quickly and effectively to warehousing disruptions should they occur.

Failure to maintain optimal inventory levels could increase our costs or adversely affect our financial performance and operations.

Our Operating Subsidiary is subject to inventory management risks arising from various factors, including fluctuations in demand patterns across our sales channels, lead time variability from suppliers, and market conditions in general. These factors may be difficult to predict, particularly as we supply face masks to both end-consumers and business customers such as clinics and pharmacies. Excess inventory could result in increased storage costs, working capital constraints, and potential write-downs if our products approach expiration or become obsolete. We cannot assure you that we can accurately predict these trends and events and maintain adequate levels at all times. In contrast, insufficient inventory levels may lead to stockouts, order fulfillment delays, lost revenue opportunities, and damage to our customer relationships and market reputation.

We depend on third-party logistics providers for product delivery and face risks from transportation disruptions.

Our Operating Subsidiary relies on third-party logistics providers and courier companies to deliver our face mask products to customers. The dependence on external parties for transportation and delivery services exposes us to various risks that could adversely affect our business operations.

The quality and reliability of our delivery services significantly impact customer satisfaction and our brand reputation. Any failure by our logistics partners to handle our products properly during transit could result in damaged merchandise or delivery delays. We have limited control over the operations of these third-party logistics providers, and delivery delays, mishandling of packages, or service disruptions could lead to customer dissatisfaction, negative reviews, and potential loss of business. Our business could also be adversely affected by broader transportation network disruptions beyond the control of our logistics partners, including severe weather events, labor strikes, fuel shortages, infrastructure failures, or pandemic-related restrictions. Such events could prevent or delay the delivery of our products to customers, potentially resulting in order cancellations and revenue losses.

In addition, we cannot guarantee that we will be able to maintain our existing relationships with our logistics partners on commercially reasonable terms. Termination of these relationships, significant price increases, or deterioration in service quality could force us to seek alternative providers, potentially at a higher costs or with less favorable terms.

If any of these risks were to materialize, our ability to fulfill customer orders in a timely and satisfactory manner could be impaired, resulting in lost sales, damaged customer relationships, and harm to our reputation. These outcomes could materially and adversely affect our business, financial condition, results of operations, and business prospects.

Our manufacturing operations present workplace safety risks that could result in employee injuries, operational disruptions, and legal liabilities.

The production of face masks at our manufacturing facilities involve manufacturing processes that present inherent workplace safety risks. Our employees operate machinery and equipment and work with various materials used in mask production that could potentially cause workplace accidents, injuries, or health issues if not handled properly. Equipment malfunctions, human error, or failure to follow prescribed procedures could result in employee injuries. Any significant workplace accident could temporarily halt production, require facility remediation, damage employee morale, and potentially subject us to regulatory investigations or enforcement actions.

While we maintain certain insurance policies, including employees’ compensation insurance coverage which is required by law, such insurance may not be sufficient to cover all potential claims and liabilities arising from workplace accidents. Serious workplace incidents could result in substantial medical expenses, compensation payments, legal defense costs, fines and potential civil litigation. Additionally, workplace safety incidents could attract negative publicity, damaging our reputation with customers, business partners, and potential employees. If we experience workplace safety incidents, the resulting operational disruptions, financial costs, and reputational damage could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our internal procedures and guidelines may be inadequate or ineffective.

[Our Operating Subsidiary has implemented basic operational guidelines and procedures for our face mask manufacturing business.] However, our procedures and guidelines may not comprehensively address all aspects of our operations. Our current guidelines for manufacturing and quality control may have gaps or inconsistencies that could lead to operational inefficiencies or errors. As such, we rely heavily on personnel who understand our processes, creating potential vulnerabilities if these personnel become unavailable. We may face challenges in enforcing our existing guidelines across all operational areas. Employee adherence to procedures may vary. We cannot assure you that our employees are sufficiently or fully trained to implement these policies, or that their implementation will be free from human error or mistakes. If our operational guidelines are proved to be inadequate or are inconsistently followed, we could experience production issues, quality control failures, or compliance problems that could materially and adversely affect our business, financial condition, and results of operations.

We may experience increases in labor costs, labor shortages, or deterioration in labor relations that could adversely affect our operations.

Our Operating Subsidiary depends on its personnel and employee to manufacture our face mask products. Labor represents a significant component of our operating costs, and we face various labor-related risks that could impact our business performance.

Labor costs in Hong Kong may continue to rise due to factors such as minimum wage increases, enhanced benefit requirements, and general economic conditions. The increasing costs may compress our profit margins if we are unable to offset them through pricing adjustments. The nature of the face mask production requires workers with specific training, potentially limiting our ability to quickly replace personnel or find alternative solutions during periods of labor shortage.

Labor shortage could constrain our production capacity, extend lead times, and limit our ability to fulfill customer orders promptly. Such shortages might result from general workforce availability issues, competition from other employers, or specific challenges in recruiting and retaining workers with the necessary skills for our manufacturing processes. Any significant disruption to our workforce could impair our ability to meet production targets and customer expectations.

There is no assurance that we will not experience labor disputes, employee dissatisfaction, or other workforce related challenges in the future. Any deterioration in labor relations could potentially result in production disruptions, increased turnover, loss of experience, or reputational damage.

Any damage to our reputation may have a material adverse impact on our business and financial condition.

Our directors consider our brand and reputation to be critical to our success and believe that we, through the Operating Subsidiary, have established ourselves as a reliable face mask provider in Hong Kong. Our ability to develop, maintain, and enhance our brand and reputation will largely depend on: (i) the ability to continue providing satisfactory services to clients and investors, and (ii) market perception, which is particularly important in an industry where integrity, clients’ and investors’ trust, and confidence are crucial. Our brand and reputation could be materially and adversely affected if:

•        the services provided by the Operating Subsidiary fail to meet the expectations or requirements of its clients or investors;

•        we and the Operating Subsidiary become subject to significant client and/or investor complaints, litigation, and/or disputes;

•        we, directors, or any members of staff of the Company or the Operating Subsidiary become subject to allegations of negligence, misconduct, or breach of laws and regulations, or become the subject of regulatory investigations, proceedings, public censure, or private reprimand.

Any harm to our reputation may cause existing and potential clients and investors to be reluctant to procure our services in the future.

Our manufacturing facility may require investment and upgrading.

Our manufacturing facilities of our Operating Subsidiary, which manufacture our face mask products, may require capital investments and periodic upgrades. These investments could be necessitated by various factors, including equipment depreciation, technological advancements in mask manufacturing processes, or the need to expand capacity to meet growing demand.

Capital expenditures for facility improvements and equipment upgrades represent significant financial commitments that may impact our cash flow and profitability. If we are unable to effectively recover these costs through adjustment of product pricing, our financial performance could be materially and adversely affected. Additionally, our ability to fund necessary investments may be constrained by our available capital resources, access to financing, or competing priorities for cash allocation.

The timely completion of any facility upgrades is subject to factors beyond our control, including equipment delivery delays from suppliers, construction or installation complications, and potential disruptions to ongoing operations during implementation. If facility upgrades or expansion experience significant delays, our production capacity could be temporarily constrained, limiting our ability to fulfill customer orders and meet market demand for our face mask products. Any disruption to our manufacturing capabilities during these facility upgrades could result in production shortfalls, delivery delays, and potential loss of customers, which may further materially and adversely affect our business, financial condition and results of operation.

Our insurance coverage may not be sufficient to cover all potential losses.

[Our Operating Subsidiary maintains various insurance policies that we believe are customary for face mask manufacturers of our size and scope. These policies include certain property insurance, product liability coverage, and other policies as required by applicable laws in Hong Kong]. However, our insurance coverage has inherent limitations and may not be adequate to protect us against all potential risks and losses associated with our business operations. We may face losses from events such as business interruptions due to unforeseen circumstances that may not be fully covered by our existing insurance policies. In the event that we experience substantial losses and liabilities that are not covered by our insurance policies, we could face substantial unexpected costs that would require us to divert financial resources from other planned use. If we suffer losses that exceed our insurance coverage, or if we experience losses for which we have no coverage, our business, financial condition, and results of operations could be materially and adversely affected.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we and the Operating Subsidiary operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and client base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our clients. As such, we cannot assure you that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We depend on key management personnel and our operation may suffer if we are unable to retain or replace them.

We and the Operating Subsidiary have a team of experienced and competent management who are responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources, and formulating business strategies. However, we cannot assure you that we can retain the services of the key management of the Company and of the Operating Subsidiary and find suitable replacement if any of them terminate their engagement with us or the Operating Subsidiary, are unable or unwilling to continue their services, or in the event of death.

Other than the key management of the Company and of the Operating Subsidiary, we and the Operating Subsidiary also rely on its staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients, and procure new clients. Loss of professional staff and failure to recruit replacements will materially and adversely affect our business operations.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

As of the date of this prospectus, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us and the Operating Subsidiary may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We have a substantial supplier concentration with a limited number of suppliers accounting for a substantial portion of our total purchases. Changes or difficulties in our relationships with our suppliers and loss may harm our business and financial results.

We rely on a limited number of suppliers. For the years ended December 31, 2025 and 2024, the top three of our suppliers individually accounted for 10% or more of our purchases, aggregately accounted for 48.6% and 62.5% of our total purchases.

Inherent risks exist whenever procurement is concentrated with a limited number of suppliers. Our suppliers may fail to meet their procurement obligations, which may adversely affect our business. We do not enter long term written contracts with any of our suppliers, even though we have a long history of business relationship with our major suppliers. There is no assurance that we can continue to maintain stable and long-term business relationships with any supplier. Failure to maintain existing relationships with the suppliers or to establish new relationships in the future could negatively affect the Company’s ability to deliver products to customers in a price advantageous and timely manner. If the Company is unable to obtain an ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, and/or could also be pressured to increase its procurement cost, which could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in Hong Kong

Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Top Leader is a holding company and we conduct our operations in Hong Kong through the Operating Subsidiary. Hong Kong is a Special Administrative Region of the PRC. Although a portion of our customers are individuals from mainland China or companies that have shareholders and directors that are individuals from mainland China, the Operating Subsidiary does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of the Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. There is current risks that we or our Operating Subsidiary were to become subject to the PRC laws and regulations, such that all the legal and operational risks associated with being based in and having operations in the PRC also apply to the operations in Hong Kong, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like the Operating Subsidiary and us, given the substantial operations of the Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence the Operating Subsidiary’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of the Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities.

To the extent all of our business operation is in Hong Kong under our Operating Subsidiary, the funds or assets for business operation may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our Operating Subsidiary by the PRC government to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our Operating Subsidiary or depend on our assets located in Hong Kong for our cash and financing requirements.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of any PRC entities to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations.

According to current PRC Law, PRC national laws relating to cash or assets transfer do not apply in Hong Kong. However, while there are currently no such restrictions on the ability of our Company and our Operating Subsidiaries to transfer cash and/or assets, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Operating Subsidiaries in Hong Kong, and to the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and PRC regulations which may become applicable to Hong Kong and thus to company such as our Operating Subsidiary.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in the PRC. Our Operating Subsidiary is located and operates in Hong Kong. As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiary is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

Our operations are conducted in Hong Kong, a Special Administrative Region of China with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. However, the Operating Subsidiary may become subject to laws, rules, and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value, unlike the common law system applicable in Hong Kong. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of the Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since the Operating Subsidiary operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer the Shares to investors and cause the value of the Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas, or Overseas Issuance and Listing, shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines, or the CSRC Filing Rules, which came into effect on March 31, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Group has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Group has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, CSRC Filing Rules, PRC Personal Information Protection Law, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the Operating Subsidiary and the listing of our Ordinary Shares on the U.S. or other foreign exchanges.

If the PRC Personal Information Protection Law becomes applicable to the companies headquartered in Hong Kong, our business, or the operation of the Operating Subsidiary, there can be no assurance that we or our subsidiaries will be able to comply with the PRC Personal Information Protection Law. The Operating Subsidiary’s current practice of collecting and processing personal information may be required to be rectified or terminated by regulatory authorities. Failure to comply with any applicable requirements may subject the Operating Subsidiary to fines and other penalties which may have a material adverse effect on its business, operations, and financial condition. Furthermore, if the CSRC Filing Rules become applicable to the Operating Subsidiary in Hong Kong, if any of the Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiary in Hong Kong, the business operation of the Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that the Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which the Operating Subsidiary currently operate or in which we or the Operating Subsidiary may operate in the future.

Additionally, as the Operating Subsidiary are based in Hong Kong without mainland China operation and subsidiaries, under the currently effective PRC laws and regulations, we and the Operating Subsidiary are not required to seek approval from the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we or the Operating Subsidiary received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this prospectus. However, since the CSRC Filing Rules were newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to the Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including the Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report, and we and the Operating Subsidiary have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB. As part of a continued regulatory focus in the

United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading in the United States, including on the OTCQB or other U.S. trading markets if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by former President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The effect of the Hong Kong Autonomy Act and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong’s then chief executive, Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries conduct business operations in the future and were determined to be in violation of the Hong Kong National Security Law or the HKAA for some reasons, however unlikely, our business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of slowdowns. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our business is conducted in Hong Kong through the Operating Subsidiary; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to $1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our clients, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect clients’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on client confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price.

There is no public market for our Ordinary Shares. We intend to seek quotation of our Ordinary Shares on the OTCQB Market after the effectiveness of the registration statement for this prospectus. Quotation of our Ordinary Shares on the OTC Markets will require a market maker filing an application to quote our Ordinary Shares and approval of that application. Prior to the completion of this offering, there has been no public market for our Ordinary Shares, and we cannot assure you that a liquid public market for our Shares will develop. If an active public market for our Shares does not develop, the market price and liquidity of our Shares may be materially and adversely affected.

Further, even if we are successful in having our Ordinary Shares quoted on OTCQB Market we cannot ensure that an active public market for our Shares will develop after this offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

•        you may not be able to liquidate your investment in our Shares;

•        you may not be able to resell your Shares at or above the public offering price;

•        the market price of our Shares may experience more price volatility; and

•        there may be less efficiency in carrying out your purchase and sale orders.

Our management team has limited experience managing a public company.

The members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Shares eligible for future sale may adversely affect the market price of our Shares, as the future sale of a substantial amount of outstanding Shares in the public marketplace could reduce the price of our Shares.

The market price of our Shares could decline as a result of sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Shares. An aggregate of [*] Ordinary Shares are outstanding before the consummation of this Offering and [*] Ordinary Shares will be outstanding immediately after this Offering. All of the Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

The trading price of the Shares may be volatile, which could result in substantial losses to you.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In addition to the above factors, the price and trading volume of the Shares may be highly volatile due to multiple factors, including the following:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, or directors;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Shares;

•        sales or perceived potential sales of additional Ordinary Shares; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Top Leader is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, as part of management’s assessment of our internal control over financial reporting for the years ended December 31, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in the operations, and (ii) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of the Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner, and in such an event, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of the Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing the Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with our financial reporting requirements.

If you purchase the Shares in this offering, you will incur immediate and substantial dilution in the book value of your Ordinary Shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

There is no minimum amount of Ordinary Shares which have to be sold in this offering for us to close. If we do not sell enough Shares to implement our business plan, you might lose your entire investment.

There is no required minimum amount of Ordinary Shares that must be sold in this offering. As a result, potential investors will not know how many shares will ultimately be sold nor the minimum amount of proceeds we will receive from the offering, which might be nothing. If we sell only a few Shares, potential investors may end up holding shares in a company that (i) has not received adequate proceeds from this offering to continue ongoing operations and (ii) does not have enough capital to properly implement its business plan.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may in its absolute discretion, decline to register any transfer of any Ordinary Share which has not been fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless: (i) the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) the Ordinary Share transferred is fully paid and free of any lien in favor of us; (v) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and (vi) a fee of such sum as our directors may from time to time require is paid to us in respect thereof.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. We cannot assure you that the Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares, and you may even lose your entire investment in the Ordinary Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

To the extent (i) we raise more money from this offering than required for the purposes explained in the section entitled “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. Although we have not currently identified any specific plan and target for a possible acquisition, the risk remains that the failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the Closing Date, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Appleby, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us based on certain civil liability provisions of the securities laws of the United States, and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiary, or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. See “Enforceability of Civil Liabilities” for more information.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, the Company is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we were a U.S. domestic company.

As a foreign private issuer, we are permitted to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we were a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the OTCQB Market rules and regulations. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the OTCQB Market require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the OTCQB Market impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the Company following periods of instability in the market price of that Company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Transferability of Shares

The OTCQB is not designated as a “recognized exchange” for the purposes of the Securities and Investment Business Act, any shares in our Company will not benefit from the provisions of the Securities and Investment Business Act which relate to the transferability of shares in our Company while listed on a recognized exchange. As such, any transfer of shares in our Company would need to be made by way of the registration of such shares with a brokerage which would take legal title to such shares and thereby allow the beneficial title in such shares to be transferred in accordance with the rules of the OTC, or, such transfer would be required to be made by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

•        current and future economic and political conditions;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our client base;

•        our ability to obtain, maintain or procure all necessary government certifications, approvals, and/licenses to conduct our business, and in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry, economic and market performance;

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.;

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which the Operating Subsidiary operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview of the Face Mask Industry

According to the analysis and forecast conducted by our management team, the facemask market has been expanding both globally and in the APAC region. Mask sales from the Asia-Pacific region are expected to reach their highest level in 2024.

The face mask industry in Hong Kong has grown following the COVID-19 pandemic. The industry is defined by its emphasis on high-quality, certified products that cater to healthcare institutions, pharmacies, and individual consumers. Hong Kong’s strategic position as a global trade hub and its focus on local manufacturing have enabled the city to establish itself as a reliable source of premium face masks for both domestic and international markets.

The pandemic significantly boosted demand for face masks, transforming them from specialized healthcare products into daily necessities. This led to substantial investments in local manufacturing capabilities, with companies like our Operating Subsidiary producing masks that meet certifications such as ASTM F2100-19 Level 3 and EN14683 IIR. These certifications validate the masks’ Bacterial Filtration Efficiency (BFE), Particulate Filtration Efficiency (PFE), and Viral Filtration Efficiency (VFE), making them suitable for both medical and general use. The industry has also benefited from government initiatives promoting domestic production, ensuring a steady supply of high-quality masks during periods of elevated demand. As the pandemic abates, the industry is transitioning to meet evolving consumer needs while exploring diversification and export opportunities.

Market Opportunities

The face mask industry in Hong Kong is well-positioned to capitalize on several growth opportunities:

Healthcare and Export Demand for high-quality surgical masks

There is sustained demand for high-quality surgical masks in hospitals, clinics, and pharmacies. Additionally, Hong Kong’s reputation for producing certified, high-quality surgical masks enables manufacturers to expand into international markets, particularly in Europe and Asia-Pacific.

Specialized and Sustainable Products

Growing interest in masks designed for specific applications, such as extended wear, unique face shapes, or industrial environments, presents opportunities for innovation. Similarly, eco-friendly and reusable masks are gaining traction as consumers become more environmentally conscious.

Post-Pandemic Diversification

Manufacturers are exploring complementary markets like health and wellness products, including nutritional supplements, to offset the anticipated decline in face mask demand.

Technological Advancements and Digital Channels

Automation and advanced manufacturing technologies can improve efficiency and reduce costs, while online sales platforms allow manufacturers to reach a broader audience, complementing traditional offline sales to healthcare institutions.

Market Trends and Outlook

The face mask industry in Hong Kong is expected to evolve along several key trends. Post-pandemic stabilization will likely result in steady, though reduced, demand for face masks in healthcare, industrial, and personal settings. Products meeting stringent international standards, such as ASTM Level 3 and EN14683 IIR, will remain the preferred choice for consumers and healthcare providers. Sustainability will become increasingly important, with environmentally friendly and reusable masks gaining popularity.

Additionally, manufacturers are focusing on product diversification, developing masks with enhanced comfort, better breathability, and tailored designs to meet specific user needs. Global expansion remains a priority, with Hong Kong manufacturers leveraging certifications and production capabilities to establish partnerships with distributors in key regions. The integration of health and wellness products into business portfolios further aligns with growing consumer interest in holistic health solutions.

Market Constraints and Limitations

Fluctuation in demand for non-surgical face masks

Whilst there is sustained demand for high-quality surgical masks in hospitals, clinics, and pharmacies, demand for non-surgical face masks, such as non-medical masks, cloth masks made of fabric that are reusable and procedure masks that lack fluid resistance, is less predictable, leading to challenges in supply chain and inventory management. During the COVID-19 pandemic, with a sudden, massive increase in global demand, causing WHO to call for a 40% increase in manufacturing volume of face masks in 2020, regardless of the quality standard as the supply of high-quality surgical face masks was limited. On the other hand, post-pandemic demand for non-surgical face masks, such as the aforementioned non-medical masks, cloth masks and procedure masks, is expected to decline as public health conditions improved and the supply for high-quality surgical masks stabilized. The fluctuation in demand for non-surgical face masks potentially leading to market saturation and heightened competition among manufacturers.

Intense Competition and thinner profit margin

Rising costs of raw materials, labor, and logistics may also impact profit margins, requiring manufacturers to invest in cost-efficient production methods. Intense competition, both domestically and internationally, could result in price wars and thinner margins, while meeting stringent certification requirements for export markets requires ongoing investment in testing and quality assurance.

Oversupply in markets

The rapid growth of the industry during the pandemic has led to an oversupply in some markets, making it difficult for manufacturers to differentiate their products. Consumer fatigue and shifting priorities, such as demand for reusable or multifunctional masks, further add to these challenges.

Regulatory Barriers

The production of medical-grade face masks is complicated by diverse regulatory requirements across different regions. For instance, compliance with Hong Kong standards does not guarantee acceptance in other jurisdictions, necessitating alignment with various international regulations. This process can be time-consuming and complex, creating significant entry barriers for markets in different jurisdictions. The term “medical-grade/medical” may have different implications in different jurisdictions. We currently do not have plans to expand our production line in jurisdictions other than Hong Kong. So far as our face masks products in Hong Kong are concerned, “medical-grade” is not defined under Hong Kong law but the Hong Kong Department of Health made reference to Technical specifications of personal protective equipment for COVID-19 published by World Health Organization as guidance, face meeting the following standards are suitable for medical use by healthcare worker: (i) EN 14683 Type IIR; (ii) ASTM F2100 Level 1, 2 or 3; (iii) YY 0469, with at least 98% bacterial droplet filtration.

We currently do not have plans to produce and sell nutritional products and supplements in jurisdictions other than Hong Kong. In Hong Kong, the sale of nutritional products and supplements is not subject to any specific license requirements and there are no specific laws and regulations governing the production and sale of nutritional products and supplement. Still, the general requirements and regulations for sale of goods apply to nutritional products and supplements such that our production is subjected to regulations related to supply of goods. For further details, please see “Regulation — Regulations Related to Supply of Goods” at page 78.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $[*] from the sale of [*] Ordinary Shares at the fixed offering price of $[*] per Share after deducting estimated offering expenses, assuming we are able to sell of the Ordinary Shares we are offering through this prospectus.

Our offering is being made on a self-underwritten basis. No minimum number of shares must be sold in order for the offering to proceed. The offering price is fixed at $[*] per Share. The primary purpose of this offering is to create a public market for the Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

•        approximately [•]% (or approximately $[•] million) for [product diversification and expansion into the nutritional products and supplement market. Our product expansion will focus on high-demand categories in the coming years such as products for (i) women’s health such as hormonal balance, prenatal, and menopause support; (ii) men’s health such as testosterone, heart health, and performance supplements; and (iii) cognitive & mental wellness such as nootropics, stress-relief, and sleep support. We are planning to enhance our research and development capabilities in relation to production of nutritional products and supplements by allocating about $[•] million of the net proceeds for funding. We are also exploring the opportunity to establish our own manufacturing facility, with about $[•] million of the net proceeds allocated for funding, which will reduce our reliance on third-party manufacturers and lower production costs per unit over time. We expect the process of product diversification and expansion will take about 3 years, which eventually brings us additional revenue and market shares];

•        approximately [•]% (or approximately $[•] million) for [enhancing our manufacturing capabilities through acquiring or enhancing our equipment.];

•        approximately [•]% (or approximately $[•] million) for [expanding our sales network and enhancing our sales and marketing capability];

•        the balance of [•]% (or approximately $[•] million) to fund working capital and for other general corporate purposes.

The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by us.

	If 25% of the Shares are sold	If 50% of the Shares are sold	If 75% of the Shares are sold	If 100% of the Shares are sold
	US$	US$	US$	US$
Gross Proceeds	[*]	[*]	[*]	[*]
Estimated Offering Expenses	[*]	[*]	[*]	[*]
Estimated Net Proceeds	[*]	[*]	[*]	[*]
Intended uses of proceeds:-
i. product diversification and expansion into the nutritional products and supplement market	i. [*]% approximately $[*];	i. [*]% approximately $[*];	i. [*]% approximately $[*];	i. [*]% approximately $[*];
ii. enhancing our manufacturing capabilities through acquiring or enhancing our equipment	ii. [*]% approximately $[*];	ii. [*]% approximately $[*];	ii. [*]% approximately $[*];	ii. [*]% approximately $[*];
iii.expanding our sales network and enhancing our sales and marketing capability	iii. [*]% approximately $[*];	iii. [*]% approximately $[*];	iii. [*]% approximately $[*];	iii. [*]% approximately $[*];
iv. to fund working capital and for other general corporate purposes	iv. [*]% approximately $[*].	iv. [*]% approximately $[*].	iv. [*]% approximately $[*].	iv. [*]% approximately $[*].

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

Changes in business conditions that could cause us to modify our use of proceeds include, but are not limited to:

•        Significant changes in market conditions affecting our industry;

•        Material adverse changes in our financial condition;

•        Unexpected operational challenges requiring additional working capital; and

•        Changes in government regulations affecting our planned use of proceeds.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. [We will bear all costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus and any prospectus supplement.]

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the fiscal years ended December 31, 2025 and 2024, Top Leader and TL (BVI) did not declare or pay any dividends and there was no transfer of assets among Top Leader and its subsidiaries. During the fiscal year ended December 31, 2025, TL (HK) declared interim dividends totaling $589,744 on its total 10,000 outstanding shares, comprising $128,205 declared on January 31, 2025, $64,103 declared on March 31, 2025, $320,513 declared on December 1, 2025 and $76,923 declared on December 2, 2025, in each case to the sole shareholder. Each such dividend was recorded as a reduction to retained earnings at the declaration date. Of that amount, $512,821 was paid in cash during the year ended December 31, 2025 and the remaining $76,923 was included in amount due to a director as of December 31, 2025 and was subsequently paid in cash on March 3, 2026. On December 31, 2024, TL (HK) declared an interim dividend of $102.9 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $1,028,985 to the sole shareholder. Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date.

Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. Our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Material Income Tax Considerations — Cayman Islands Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

As we are a holding company incorporated in the Cayman Islands, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on the Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025, on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of 3,750,000 Ordinary Shares in this offering at the price of $[•] per Ordinary Share after deducting estimated offering expenses.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2025
	Actual	Adjusted
	$	$
Ordinary Shares, $0.0001 par value per share: 500,000,000 shares authorized; [•] shares issued and outstanding; [•] shares issued and outstanding pro forma
Subscription receivable
Additional paid-in capital
Retained earnings
Total stockholders’ equity
Total capitalization

DILUTION

If you invest in the Shares in this offering, your interest will be immediately diluted to the extent of the difference between the offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2025, we had a historical net tangible book value of $[•], or $[•] per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of December 31, 2025.

After giving effect to the sale of Ordinary Shares in this offering at the offering price of $[•] per Ordinary Share, we will have 20,000,000 Ordinary Shares outstanding, and after deducting the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2025, would have been $[•], or $ [•] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[•] per Ordinary Share to existing investors and immediate dilution of $[•] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

Post- Offering
Offering price per Ordinary Share, $[*] per Share	$	[•]
Net tangible book value per Ordinary Share as of December 31, 2025	$	[•]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[•]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[•]
Dilution per Ordinary Share to new investors in this offering	$	[•]

Each $1.00 increase (decrease) in the offering price of $[•] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2025, after this offering by approximately $[•] per Ordinary Share, and would increase (decrease) dilution to new investors by $[•] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated offering expenses payable by us.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of December 31, 2025, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid, and the average price per Ordinary Share paid at the offering price of $[•] per Ordinary Shares, before deducting estimated offering expenses.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

Top Leader is an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 25, 2025. Top Leader’s direct subsidiary is TL (BVI), a British Virgin Islands Business Company incorporated on August 7, 2025 and the holding company of the Operating Subsidiary. Mr. Sze Ching Yau holds its beneficial interest in the Company, through Fair Zenith, a British Virgin Islands company.

Top Leader operates its business through our Operating Subsidiary in Hong Kong, TL (HK). Our Operating Subsidiary was incorporated on August 12, 2016 and was then wholly-owned by Mr. Sze Ching Yau prior to the reorganization as described below.

In advance of this offering, we undertook a reorganization which resulted in TL (BVI) becoming a holding company for the Operating Subsidiary and Top Leader becoming a holding company for TL (BVI).

The major steps of the reorganization were as follows:

On July 25, 2025, Top Leader was incorporated with 50,000 authorized share capital and 50,000 authorized shares with a par value of $1.00 each. At its incorporation, Top Leader issued one ordinary share with a par value of $1.00 each to Ocorian Corporate Services (Cayman) Limited, an initial subscriber and an independent third party, which was subsequently transferred to Fair Zenith Limited, a limited company incorporated in BVI wholly owned by Mr. Sze Ching Yau at a consideration of $1.

On August 7, 2025, TL (BVI) was incorporated with a maximum of 50,000 ordinary shares of a single class with a par value of $1.00 and 1 issued ordinary share was issued to Top Leader.

On December 8, 2025, through signing and executing a securities purchase agreement between TL (BVI) and Mr. Sze Ching Yau, Mr. Sze Ching Yau, at nominal consideration of HK$1, transferred all the 10,000 ordinary shares of the Operating Subsidiary to TL (BVI).

On March 17, 2026, Top Leader effected a subdivision of each of its issued and unissued ordinary shares into shares of par value $0.0001 each, as a result of which its issued and outstanding share capital increased from 1 ordinary share with a par value of $1.00 each to 10,000 Ordinary Shares. On the same date, Top Leader resolved to issue and allot 13,380,000 Ordinary Shares at a consideration of $1,338 to Fair Zenith and an aggregate of 2,860,000 Ordinary Shares at a consideration of $286 to Scistar Technology Limited. On March 18, 2026, Fair Zenith transferred 800,000 Ordinary Shares to Robinhood Portfolio Celaris Limited at a consideration of $80 and 501,920 Ordinary Shares to MVP International Holdings Group Limited at a consideration of $50.192, and Scistar Technology Limited transferred 278,080 Ordinary Shares to MVP International Holdings Group Limited at a consideration of $27.808, following which Fair Zenith held 12,088,080 Ordinary Shares, representing 74.4% of the Ordinary Shares then in issue.

The chart below illustrates our corporate structure and identifies our subsidiaries after the IPO:

Our Operating Subsidiary and Business Functions

TL (HK) was incorporated under the laws of Hong Kong on August 12, 2016. TL (HK) is a face mask manufacturer and is wholly owned by TL (BVI).

We are offering for sale up to 3,750,000 Ordinary Shares of Top Leader, our Cayman Islands holding company in a “best-efforts” direct public offering without any involvement of underwriters, at a fixed price of $[*] per Share.

Upon completion of this offering, our Controlling Shareholder will own [*] of our total issued and outstanding Shares, representing approximately [*]% of the total voting power. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Amended and Restated Memorandum and Articles do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes referred to or included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

TL (HK), our Operating Subsidiary, founded in 2016, is a Hong Kong-based face mask manufacturer. We are dedicated to producing a variety of face mask products tailored to meet diverse health and safety needs. Top Leader has established itself in the healthcare and medical products market in Hong Kong.

Since 2020, we have operated a face mask manufacturing facility in Hong Kong. This facility is certified with ISO14644-1 Class 8 production clean room standards and boasts over 23 production lines. Most of our face masks are certified to high standards, including ASTM Level 3/EN14683 Type IIR, with Bacterial Filtration Efficiency (BFE), Particulate Filtration Efficiency (PFE), and Virus Filtration Efficiency (VFE) all exceeding 99%. We also produce CE certified masks for export to European markets.

In addition to our branded products, we offer OEM order production services for other businesses. We serve hospitals, pharmacies, and individual customers in Hong Kong. We also maintain an online sales store on our website at https://www.topleader.store.

Key Factors that Affect Results of Operations

Demand for our products

Demand for our primary product line, face masks, is influenced by several factors, including public health awareness (such as pandemics), government regulations, air pollution concerns, social and cultural norms, and occupational requirements. The COVID-19 pandemic and associated health emergencies led to a surge in mask usage in 2020. However, as the world moved beyond the acute phases of the pandemic, face mask usage has declined. Consumer, government, and corporate procurement of masks has decreased significantly compared to the peak demand observed in previous years. A sustained weakness or decrease in demand and prices for our products, or unfavorable changes in economic conditions, discouraging regulations, or policies that may impede our business development, could adversely affect our operational results.

Furthermore, heightened environmental awareness may start to drive consumer skepticism toward single-use plastic masks due to concerns over microplastic pollution, landfill impact, and medical waste. Failing to adapt to these shifting consumer preferences or developing reusable or bio-based disposable alternatives in time could negatively impact on our market competitiveness and long-term growth prospects.

Our ability to expand customer base

Our OEM business growth hinges on successfully attracting and securing new clients. While we are committed to expanding and sustaining our OEM face mask product sales, potential customers may choose not to purchase from us. This reluctance could stem from various factors, including our product costs, perceived safety and quality concerns, or the availability of more suitable alternatives offered by competitors. Our failure to broaden our OEM customer base would therefore significantly and adversely impact our future prospects and overall results of operation.

Raw material costs

Our principal raw materials for manufacturing face masks include straps and elastic bands, filter materials, thickened fabric, and packaging materials. The cost of raw materials consumed represented approximately 31.3% and 32.4% of the total cost of sales of the Group for the years ended December 31, 2024 and 2025, respectively. We do not enter into any long-term agreements with our raw material suppliers or carry out any hedging activities against the exposure to the escalation of raw materials prices. Any increase in the cost of key raw materials will affect our total cost of sales. Therefore, our financial performance in the future will depend on the bargaining power over our suppliers and our ability to pass on such increases to customers.

Direct labor costs

We depend significantly on a skilled workforce throughout our mask manufacturing process, including the operation of advanced manufacturing machinery, meticulous packaging, and rigorous quality control. Should direct labor costs rise, and we are unable to transfer these increases to our customers, our financial outlook and results of operation could be materially and adversely affected.

Competition

We operate in a competitive market with numerous local manufacturers and imported products vying for market share. We believe our success hinges on our comprehensive sales network in Hong Kong, unwavering commitment to quality and manufacturing standards, and our sizable self-operating manufacturing facility for optimizing production efficiency. However, there is no assurance that our competitors will not manufacture the same or similar products at lower costs, or even employ more advanced techniques to produce higher quality masks. We may be required to adjust our pricing strategy, provide sales incentives, or increase capital expenditure, which could negatively affect our financial performance. These measures may be necessary to maintain our competitiveness in light of current and potential competition from face mask sellers, which could negatively affect our future prospects or profit margins.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

BVI

We own TL (BVI), which is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

We own TL (HK), our Operating Subsidiary, through TL (BVI). TL (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax at a two-tiered rate of 8.25% for the assessable profits of first HK$2 million and 16.5% for the remaining assessable profits. Under Hong Kong tax law, TL (HK) is exempted from income tax on its foreign-derived income, and there is no withholding tax in Hong Kong on remittance of dividends.

New accounting standards

See the discussion of the recent accounting pronouncements contained in Note 2 “Summary of significant accounting policies” to the financial statements in this prospectus.

Results of Operations

Year ended December 31, 2025, compared to year ended December 31, 2024

The following table sets forth a summary of the results of operations for the years indicated, both in absolute amount and as a percentage of year-on-year growth.

	For the years ended December 31,		% of change
	2025	2024
	US$	US$
Revenue	3,721,999	3,713,181	0.2%
Cost of revenue – third parties	(1,574,853)	(1,461,499)	7.8%
Cost of revenue – related parties	(135,262)	(157,669)	(14.2)%
Gross profit	2,011,884	2,094,013	(3.9)%

Operating expenses:
Selling expenses – third parties	(128,865)	(235,091)	(45.2)%
Selling expenses – a related party	(6,154)	(6,154)	—
General and administrative expenses – third parties	(806,398)	(491,634)	64.0%
General and administrative expenses – a related party	(109,010)	(103,515)	5.3%
Total operating expenses	(1,050,427)	(836,394)	25.6%

Other (expenses) income:
Other (expense) income, net	(674)	2,545	(126.5)%
Interest income – related parties	—	51,350	(100.0)%
Finance costs	—	(51,350)	(100.0)%
Other (expense) income, net	(674)	2,545	(126.5)%

Income before income tax expenses	960,783	1,260,164	(23.8)%
Income tax expenses	(182,370)	(187,077)	(2.5)%
Net income	778,413	1,073,087	(27.5)%

Revenue

For the year ended December 31, 2025, our revenue amounted to $3,721,999, which represented an increase of 0.2% as compared to that of $3,713,181 for the year ended December 31, 2024. Revenue continued to be dominated by sales of self-manufactured face mask products, which accounted for 95.7% and 93.1% of total revenue for the year ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, sales of self-manufactured face mask products grew by 3.1%. Conversely, sales of health products declined by 37.9%, however, given that they represented only 4.3% of total revenue in 2025, this drop had no significant impact on our overall operations. The following table sets out the breakdown of our revenue for the years ended December 31, 2024 and 2025.

Revenue	For the years ended December 31,		% of change
	2025	2024
	US$	US$
Sales of self-manufactured face mask products	3,562,312	3,456,212	3.1%
Sales of health products	159,687	256,969	(37.9)%
	3,721,999	3,713,181	0.2%

Cost of revenue

For the year ended December 31, 2025, our cost of revenue amounted to $1,710,115 (of which $1,574,853 was from third parties and $135,262 was from related parties), which represented an increase of 5.6% as compared to $1,619,168 (of which $1,461,499 was from third parties and $157,669 was from related parties) for the year ended December 31, 2024. This increase slightly outpaced our revenue growth as the direct labor costs for masks increased in 2025.

Gross profit and gross profit margin

For the year ended December 31, 2025, our gross profit amounted to $2,011,884, which represented a decrease of 3.9% as compared to that of $2,094,013 for the year ended December 31, 2024. For the year ended December 31, 2025, our gross profit margin was 54.1%, representing a decrease of 2.3 percentage points as compared to that of 56.4% for the year ended December 31, 2024. The decrease in gross profit and gross profit margin was mainly attributable to the increased in the direct labor costs.

Selling expenses

For the year ended December 31, 2025, our selling expenses amounted to $135,019 (of which $128,865 was from third parties and $6,154 was from a related party), which represented an decrease of 44.0% as compared to $241,245 (of which $235,091 was from third parties and $6,154 was from a related party) for the year ended December 31, 2024. This decrease was primarily attributable to lower spending on advertisements and lower sales generated through a third-party online sales platform, which resulted in lower selling expenses charged by the platform during the year ended December 31, 2025.

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, rental expenses, provision of credit loss, legal and professional fees, office and other miscellaneous expenses. For the year ended December 31, 2025, our general and administrative expenses amounted to $915,408 (of which $806,398 was from third parties and $109,010 was from related parties), which represented an increase of 53.8% as compared to that of $595,149 (of which $491,634 was from third parties and $103,515 was from related parties) for the year ended December 31, 2024. The increase was mainly due to the increases in staff costs and legal and professional fees.

Other (expenses) income, net

For the year ended December 31, 2025, our net other expenses amounted to $674, which changed from net other income of $2,545 for the year ended December 31, 2024. For the year ended December 31, 2024, we received interest income from related parties of $51,350, which related to loan interest income that reflected a back-to-back arrangement in which TL (HK) lent bank loan proceeds to the related parties and recharged them for the related finance costs. The back-to-back arrangement has terminated upon TL (HK) early repaid fully the bank loan in February 2024. Accordingly, we did not record any interest income from related parties in the year ended December 31, 2025.

Net other income from third parties totaled $2,545 for the year ended December 31, 2024, which consisted of bank interest income and a government subsidy in support of eligible marketing and promotional activities for small and medium-sized enterprises.

Income tax expenses

For the year ended December 31, 2025, our income tax expenses amounted to $182,370, which represents a decrease of 2.5% as compared to $187,077 for the year ended December 31, 2024. The decrease was attributable to the decreased income before income tax expenses. The effective tax rate for the year ended December 31, 2025 and 2024 was 19.0% and 14.9%, respectively. The higher effective tax rate was due to the non-deductibility of higher legal and professional fees incurred in 2025.

Net income

For the year ended December 31, 2025, our net income amounted to $778,413, which represents a decrease of 27.5% as compared to $1,073,087 for the year ended December 31, 2024. The net profit margin for the year ended December 31, 2025 and 2024 was 20.9% and 28.9%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We have financed our operations, which included funding required for working capital, acquisition of property, plant and equipment and other liquidity requirements, mainly through cash flow from business operations. We expect to fund our future operations and expansion plans with cash generated from our operations and net proceeds from the IPO and other funds raised from capital markets from time to time.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from December 31, 2025, which is also based on our management’s experience, the financial data available and the expected proceeds obtained through the IPO.

Years ended December 31, 2025 and 2024

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended December 31,
	2025	2024
	US$	US$
Cash and cash equivalents at the beginning of the year	374,085	683,799
Net cash provided by operating activities	745,106	426,261
Net cash (used in)/provided by investing activities	(10,256)	4,346,449
Net cash used in financing activities	(770,065)	(5,082,424)
Cash and cash equivalents at the end of the year	338,870	374,085

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for suppliers, salaries, rental, and other administrative and operating expenses. Net cash provided by operating activities reflects our net income mainly adjusted for depreciation of property, plant and equipment, operating lease expenses, and changes in operating assets and liabilities primarily including accounts receivable, inventories, amounts due to related parties, accounts payable, accrued expenses and other payables and repayment of operating lease liabilities.

For the year ended December 31, 2025, net cash provided by operating activities was $745,106. The net cash inflow was primarily attributed to net income of $778,413, as adjusted by (A) adjustments to reconcile net income to net cash provided by operating activities by (i) adding back depreciation of property, plant and equipment of $74,631; (ii) adding back provision for allowance of credit loss on accounts receivable of $765; (iii) adding back operating lease expenses of $390,461; and (iv) deducting deferred income tax of $11,311; and (B) changes in operating assets and liabilities, principally comprising (i) increase in prepayments and other deposits of $31,256; (ii) increase in inventories of $34,746; (iii) increase in accounts receivable of $57,506; (iv) increase in tax recoverable of $31,013; (v) increase in in amount due from a related party of $5,980; (vi) increase in amount due to related parties of $92,341; (vii) increase in accounts payable, accrued expenses and other payables of $9,606; (viii) decrease in operating lease liabilities of $418,942; and (ix) decrease in tax payable of $10,357.

For the year ended December 31, 2024, net cash provided by operating activities was $426,261. The net cash inflow was primarily attributed to net income of $1,073,087, as adjusted by (A) adjustments to reconcile net income to net cash provided by operating activities by (i) adding back depreciation of property, plant and equipment of $112,866; (ii) deducting loan interest income from related parties of $51,350; (iii) adding back provision for allowance of credit loss on accounts receivable of $4,456; (iv) adding back operating lease expenses of $340,257; and (v) deducting deferred income tax of $13,864; and (B) changes in operating assets and liabilities, principally comprising (i) increase in prepayments and other deposits of $7,336; (ii) decrease in inventories of $15,682; (iii) increase in accounts receivable of $50,304; (iv) increase in amount due from a related party of $1,091; (v) decrease in amount due to related parties of $526,099; (vi) increase in amount due to a director of $271,396; (vii) increase in accounts payable, accrued expenses and other payables of $5,455; (viii) decrease in operating lease liabilities of $337,913; and (ix) decrease in tax payable of $408,981.

Investing activities

During the two years ended December 31, 2025 and 2024, cash used in our investing activities principally arose from purchases of property, plant and equipment. Cash inflows from investing activities principally arose from the repayment of loans receivable from related parties.

For the year ended December 31, 2025, our net cash used in investing activities was $10,256, which was due to purchase of property, plant and equipment.

For the year ended December 31, 2024, our net cash provided by investing activities was $4,346,449, which was due to repayment of loans receivable from related parties of $4,358,974 and purchase of property, plant and equipment of $12,525.

Financing activities

For the year ended December 31, 2025, our net cash used in financing activities was $770,065. During the year, we paid deferred IPO costs of $257,244 and paid a dividend of $512,821.

For the year ended December 31, 2024, our net cash used in financing activities was $5,082,424. During the year, we repaid bank borrowings of $4,053,439 and paid a dividend of $1,028,985.

Contractual Obligations

The following table summarized our contractual obligations, which include operating leases and principal in finance leases, as of December 31, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	$	$	$	$
Contractual obligations:
Operating leases	243,571	112,801	—	356,372
Total	243,571	112,801	—	356,372

The following table summarized our contractual obligations, which include operating leases and principal in finance leases, as of December 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	$	$	$	$
Contractual Obligations:
Operating leases	332,171	46,259	—	378,430
Total contractual obligations	332,171	46,259	—	378,430

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

We are exposed to cash flow interest rate risk through changes in interest rates related mainly to our bank balances. We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. As of December 31, 2025 and 2024, the interest rate risk arising from bank balances is considered insignificant.

Foreign exchange risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily USD. As HK$ is currently pegged to USD, our exposure to foreign exchange fluctuations is minimal.

Critical Accounting Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America (“US GAAP”) requires the use of certain critical accounting estimates. Some of our significant accounting policies involve subjective assumptions and estimates, as well as complex judgments by our management relating to accounting items. Significant estimates required to be made by management, include, but are not limited to, the estimate on allowance for current expected credit losses related to accounts receivable, net, the useful lives of property and plant and equipment, inventory valuation, incremental borrowing rate for leases and the valuation allowance on deferred tax assets. Actual results could differ from those estimates, and as such, differences could be material to the financial statements. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to our financial statements are disclosed in Note 2 “Summary of significant accounting policies” to the financial statements in this prospectus.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our financial statements appearing elsewhere in this report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue recognition

We have adopted revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented to recognize revenue from manufacturing and trading of self-manufactured face mask products and trading of health products. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)      Identify the contract with a customer;

2)      Identify the performance obligations;

3)      Determine the transaction price;

4)      Allocate the transaction price; and

5)      Recognize the revenue when or as we satisfy a performance obligation.

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery.

Revenue from sales of self-manufactured face mask products and health products

We sell products to different corporate customers and direct-end user customers, primarily for sales of self-manufactured face mask products and health products. We consider the promise to transfer products each of which are distinct, to be identified performance obligations. We do not have a policy for returns of products or offering refunds for our customers upon delivery of the products.

Control of a product is transferred to a corporate customer or direct-end user customer upon delivery of the product to the designated place. Revenue is recognized at a point in time when we satisfy the performance obligation by transferring the promised product to corporate customers or direct-end user customers upon acceptance by them.

Accounts receivable

The accounts receivable is without customer collateral and interest is not accrued on past due accounts. We estimate the allowance for current expected credit loss (“CECL”) on accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable were segmented into groups based on past due aging, and we determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Accumulated allowance of CECL of $18,987 and $18,222 was recognized as of December 31, 2025 and 2024. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

BUSINESS

Overview

Founded on August 12, 2016, we are a face mask manufacturer headquartered in Hong Kong. We are dedicated to producing a variety of face mask products tailored to meet the diverse health and safety needs of our customers. We operate through our Operating Subsidiary, TL (HK), which has established itself in the healthcare and medical products market in Hong Kong. In [2020], we established our face mask manufacturing facility in Hong Kong, which has been certified with ISO14644-1 Class 8 production clean room standards. Our manufacturing facility features over 23 production lines. Our core brand, TL Mask, is our principal business line. Most of our face masks are certified with high level standards, including ASTM Level 3/EN14683 IIR, with Bacterial Filtration Efficiency (BFE), Particulate Filtration Efficiency (PFE), and Virus Filtration Efficiency (VFE) all exceeding 99%. We also produce masks for exporting to European markets with CE certification. In addition to our branded products we provide OEM order production services for other businesses. We serve hospitals and pharmacies in Hong Kong, and individual customers. We also maintain an online sales presence on our website at https://www.topleader.store/.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Our face masks deliver a high level of personal protection and low breathing resistance

Before we deliver our face masks or put our face masks on sale, we will conduct sample testing with “ASTM F2100-19, ISO11737-1:2018, EN 14683:2019” as testing standards. We have an uncompromising standard of quality for manufacturing face masks. All of our face masks, including our flagship face mask lines, the TL99 3D Mask, TL-N99 3D Mask and [TL-V99 3D Masks] have been independently certified by third-party laboratories, who are certified by International Accreditation Services (IAS) and being members of the International Laboratory Accreditation Cooperation Mutual Recognition Arrangement, to provide greater than 99% efficiency against viral (VFE), bacterial (BFE), and sub-micron particles (PFE), offering users a high level of safety. The face masks we offer are engineered with a 3D-contoured structure that creates a secure seal around the nose, cheeks and chins to minimize perimeter leakage while maximize breathability, allowing all-day comfort for continuous wear.

Comprehensive sales network in Hong Kong

We have established a sales network across Hong Kong, utilizing both online and offline channels. We have cultivated relationships with medical and healthcare services providers in Hong Kong, particularly with hospitals and pharmacies in Hong Kong. These business relationships are instrumental in securing our product orders and product presence in various healthcare settings, ensuring that medical professionals, pharmacists, and the general public have access to our face masks. Additionally, we have also expanded our product reach, though, to a lesser extent, into the private healthcare sector, developing relationships with private clinics for private doctors. Complementing our offline presence, we have developed our online stores (https://www.topleader.store/) and online sales channels via third party online sales platform, which allows us to reach a wider customer base efficiently. Our approach to online sales is specifically tailored to increase our reach to individual customers, distinct from our offline focus on hospitals and pharmacies, which is aimed to target the broader retail customer market. We also regularly promote our products through social media and are increasing our sales channels to reach more customers.

Through our dual-channel strategy, we aim to ensure that our products are readily available to a broad spectrum of customers, ranging from healthcare institutions to individual customers, thereby enhancing our market penetration in the face mask industry in Hong Kong.

Commitment to product quality and manufacturing standards

We strive to maintain high standards of quality control in our face mask production process. We operate manufacturing facilities in Hong Kong, which enable us to closely monitor the production of our face masks products.

Our manufacturing facility operates in accordance with clean room standards, providing a controlled environment to produce face masks. The facility has been certified with ISO 14644-1 Class 8 production clean room standards, which is the primary international standard for cleanrooms and associated controlled environments. Within our manufacturing facility, we have implemented quality management practices that include several key measures. We maintain records of our raw materials and monitor storage conditions in our warehouses. We also only work with suppliers who can provide materials that meet our production requirements for our face mask products. While our manufacturing process incorporates automation, we have personnel at our manufacturing facility who oversee production quality. These personnel help to implement our quality guidelines and monitor our daily production.

Our face mask products are designed to comply with relevant industry standards, and we have obtained various certifications that validate the quality of the face masks we manufactured. Our face masks also bear a CE Mark, indicating conformity with the Medical Devices Regulation (EU) 2017/745. We believe the quality of our face masks has helped us establish relationships with medical institutions and pharmacies in Hong Kong.

Sizable production capacity to meet Hong Kong market demand

Our manufacturing facility in Hong Kong is equipped with 23 production lines featuring automation, enabling us to maintain high levels of output and efficiency. Our infrastructure supports our maximum daily production capacity of approximately 100,000 pieces of face masks per day, ensuring we can manage and adapt fluctuations in demand without compromising the quality or availability of our face masks.

Our production capacity allows us to fulfill both our own branded product and OEM efficiently. With our manufacturing space currently available to us, covering an area of approximately 9,684 square feet, we can increase our production rates to meet rising market demands. In times of heightened demand, such as during pandemic like COVID-19, we possess the infrastructure, space, and idle manufacturing machines necessary to rapidly expand our production volumes. This adaptability allows us to respond to sudden surges in demand, providing a reliable supply of face masks when needed.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Product diversification and expansion into nutritional products and supplements

As the global landscape evolves with the expected easing of COVID-19 and a projected decrease in the general demand for non-surgical face masks, we are proactively adapting our business strategy to align with these changes. Recognizing the shift in market dynamics, we aim to capitalize on the expanding opportunities within the health and wellness section by diversifying our product offerings to include a comprehensive line of nutritional products and supplements in Hong Kong. This strategic expansion is driven by our understanding of the evolving market trends and increased consumer awareness regarding health and wellbeing.

We have identified increasing demand for multivitamins, nutritional products and supplementals in Hong Kong, particularly in light of the aging population. According to the statistics made available by the public by the Census and Statistics Department of the Hong Kong government, the proportion of older persons to the whole population has been steadily increasing since 1971, being the year of the first population census carried out by the Hong Kong government. In the latest 2021 population census, people who aged 65 or above amounted to around 19.6% of the total population in Hong Kong, increased by around 4.5% from that of the year of 2016. To address this market opportunity, we plan to gradually introduce a comprehensive line of products and supplements in the future, stretching from multivitamins and dietary supplements to anti-aging supplements, designed to meet the health needs of consumers across various demographic segments. The expansion of our product line is expected to broaden our market reach and enhance consumer engagement by providing a wider range of health solutions that meet diverse and evolving consumer needs. Our product expansion will focus on high-demand categories in the coming years such as products for (i) women’s health such as hormonal balance, prenatal, and menopause support; (ii) men’s health such as testosterone, heart health, and performance supplements; and (iii) cognitive & mental wellness such as nootropics, stress-relief, and sleep support.

Currently, we have not entered into any material agreements with our suppliers. Nevertheless, to support the development of our nutritional products and supplements business in Hong Kong, we are actively strengthening our strategic partnerships with OEM suppliers. [We intend to continue to collaborate with these OEM nutritional supplements suppliers to develop new formulas that respond to the evolving health needs of humans]. We are also exploring the opportunities of setting up our own manufacturing facility so as to reduce our unit cost of nutritional products and supplements in the long run and thus increase our profit margin.

As we shift more resources towards the nutritional products market, we anticipate that this product diversification will compensate for the anticipated decline in the sales of face mask and position us for sustainable growth in the health and wellness market in Hong Kong.

Enhance manufacturing capabilities and cost efficiency

We intend to strengthen our position in the mask production market through investments in manufacturing capabilities and operational efficiencies by acquiring new mask production machines and upgrading existing equipment.

We plan to make strategic investments in new mask production machines incorporating the advancements in the industry. These new machines are expected to offer better production speeds, greater precision, and enhanced reliability compared to our existing equipment. Concurrently, we intend to upgrade our existing production lines with newer and more advanced automation components to optimize their performance.

The addition of new production machines, combined with upgrades to our current equipment, is expected to expand our manufacturing capabilities beyond our present capacity of 150,000 pieces of face masks per day. This expanded capacity will enable us to meet larger order volumes, particularly during periods of peak demand, and better position us to pursue new market opportunities, both domestically and internationally.

We believe that these investments will lower the per-unit production cost, allowing us to offer competitively priced products while maintaining our profit margin. Additionally, the enhanced automation capabilities of the new equipment are expected to reduce labor costs associated with manual production processes, further contributing to cost efficiency. By investing in new and upgraded mask production machines, we believe that our Operating Subsidiary will be in a better position to capture the demand from pharmacies and medical institutions due to its ability to respond effectively to competitive market pressures.

Expand product variety to capture broader market share

We intend to develop and introduce a more diverse range of face mask products to address various market segments and customer needs. This strategy aims to capture a broader market share by offering specialized masks for different applications, environments, and user preferences. Our planned product expansion may include masks with enhanced features such as improved comfort for extended wear, specialized designs for different face shapes, and masks tailored for specific industries or environments.

We believe that this product diversification will allow us to enter new distribution channels and attract customer segments that we currently do not serve. The expanded product line is expected to complement our existing offerings and leverage our manufacturing expertise and distribution network. We believe that a more comprehensive product portfolio will enhance our brand recognition and position us as a versatile face mask provider in the market.

Continue to optimize our sales network and enhance our sales and marketing capabilities

We plan to refine our marketing approach in the face mask market, focusing on developing and deepening our relationships with both healthcare services providers and individual consumers. For medical institutions and medical services providers, we plan to establish TL Mask as the routine supplier for a broader network of healthcare providers. We intend to outreach to medical institutions and pharmacies to showcase our products. Simultaneously, we will enhance our direct-to-consumer sales channels to better serve individual consumers seeking face masks for personal use. This approach will include optimizing our online presence through our website and other third-party e-commerce platforms and implementing user-friendly purchasing processes. Through these marketing initiatives, we aim to adapt our sales strategy to meet the evolving needs of both healthcare institutions and individual consumers, enhancing our market position as the go-to supplier of high-quality face masks across all market segments.

Explore opportunities for global expansion and enhance our international presence

Building upon our position in the Hong Kong market, we intend to pursue a globalization strategy through expansion into selected overseas markets and the exploration of potential strategic acquisitions. We plan to capitalize our expertise in the face mask industry to extend our geographic reach and enhance our brand recognition internationally. As part of this strategy, we intend to identify and establish relationships with local distributors in key international markets.

We believe these distributor partnerships will be instrumental in navigating local market dynamics and consumer preferences, potentially facilitating more efficient market entry. Through collaboration with established distributors, we aim to utilize their market knowledge and existing distribution networks to increase the accessibility of our face mask products in international markets.

Concurrent with our distributor partnership initiatives, we may pursue vertical integration opportunities, potentially including the acquisition of distributors or component suppliers. We believe such vertical integration could enable us to exercise greater control over our supply chain and/or distribution channels. These strategic acquisitions, if consummated, may provide us with access to new international markets and enhance our ability to maintain quality control throughout our manufacturing process. Our management believes that the successful implementation of this expansion strategy could diversify our revenue streams, reduce market concentration risk, and better position us for long-term growth in the global face mask market.

While we have not entered into any definitive agreements with any local distributors, we believe that the implementation of this international expansion strategy could significantly reduce our market concentration risks.

OUR PRODUCTS

Face masks

Since 2020, our Operating Subsidiary has marketed face masks under our core brand “TL Mask”, through which we operated multiple product lines. Our face masks are manufactured in our production facility in Hong Kong. Our product lines are designed to meet various applications in various settings include several series such as the ES Smooth Series, TL99 3D Series, TL-N99 3D Series, TL-V99 3D Series, and Flat Mask Series, with options generally available for adults, children, and babies.

Our face masks products are tested to meet Bacterial Filtration Efficiency (BFE), Particle Filtration Efficiency (PFE), and Virus Filtration Efficiency (VFE) standards, achieving ratings above 99%. Our face masks have also met the requirements of the ASTM F2100-19 level 3 standard, which represents the highest level of performance for surgical face masks under this standard. The ASTM F2100 standard is a benchmark requirement in industry, setting standard criteria for material performance based on testing for bacterial filtration efficiency, differential pressure, sub-micron particulate, filtration efficiency, resistance to penetration by synthetic blood, and flammability. Under this standard, Level 3 masks (the highest performance level) must demonstrate Bacterial Filtration Efficiency (BFE) of at least 98% at 3.0 microns; Particulate Filtration Efficiency (PFE) of at least 98% at 0.1 microns; fluid resistance to synthetic blood at 160 mmHg pressure; differential pressure (breathability) of less than 6.0 mm H₂O/cm²; and Class 1 flammability rating. Achieving ASTM F2100-19 Level 3 certification indicates that our face masks not only provide extensive protection against a variety of health risks but also offering comfort and durability at the same time, making it suitable for use in daily situations. Simultaneously, all of our products have met the requirements of the EN 14683:2019 Type IIR standard which is similar but lower in some criteria as compared with the ASTM F2100-19 standard, for example PFE and Flammability are not tested.

The compliance tests of ASTM F2100-19 and EN 14683:2019 are carried out by independent third-party laboratory certified by certified by International Accreditation Services (IAS) and being members of the International Laboratory Accreditation Cooperation Mutual Recognition Arrangement. The requirement reference of the two standards and the relevant testing methods are summarized as follows:

	Level 1	Level 2	Level 3	Type I	Type II	Type IIR	Testing Method
Requirements	ASTM F2100-19			EN 14683:2019			/
Particle Filtration Efficiency (PFE%)	≥ 95%	≥ 98%	≥ 98%	Not Required

This procedure was performed to evaluate the non-viable particle filtration efficiency (PFE) of the test article. Monodispersed polystyrene latex spheres (PSL) were nebulized (atomized), dried, and passed through the test article. The particles that passed through the test article were enumerated using a laser particle counter.

A one-minute count was performed, with the test article in the system. A one-minute count was performed. Counts were performed to determine the average number of particles delivered to the test article. The filtration efficiency was calculated using the number of particles penetrating the test article compared to the upstream and downstream.

Bacterial Filtration Efficiency (BFE%)	≥ 95%	≥ 98%	≥ 98%	≥ 95%	≥ 98%	≥ 98%

The BFE test is performed to determine the filtration efficiency of test articles by comparing the bacterial control counts upstream of the test article to the bacterial counts downstream. A suspension of Staphylococcus aureus was aerosolized using a nebulizer and delivered to the test article at a constant flow rate and fixed air pressure. The challenge delivery was maintained at 1.7 – 3.0 x 103 colony forming units (CFU) with a mean particle size (MPS) of 3.0 ± 0.3 μm. The aerosols were drawn through a six-stage, viable particle, Andersen sampler for collection.

	Level 1	Level 2	Level 3	Type I	Type II	Type IIR	Testing Method
Requirements	ASTM F2100-19			EN 14683:2019			/
Synthetic Blood Penetration Resistance (mmHg)	80	120	160	Not Required		120

This procedure was performed to evaluate surgical facemasks and other types of protective clothing materials designed to protect against fluid penetration. The purpose of this procedure is to simulate an arterial spray and evaluate the effectiveness of the test article in protecting the user from possible exposure to blood and other body fluids. The distance from the target area surface to the tip of the cannula is 30.5 cm. A test volume of 2 mL of synthetic blood was employed using the targeting plate method.

Different Pressure	< 5.0 H2O/cm2	< 6.0 H2O/cm2		40 Pa/ cm2		< 60 Pa/ cm2	The Delta P test is performed to determine the breathability of test articles by measuring the differential air pressure on either side of the test article using a manometer, at a constant flow rate.
Flammability	Class I			Not Required

This procedure was performed to evaluate the flammability of plain surface clothing textiles by measuring the ease of ignition and the speed of flame spread. The parameter of time is used to separate materials into different classes, thereby assisting in a judgment of fabric suitability for clothing and protective clothing material.

Microbial Cleanliness (Cfug)	Not Required			≤ 30			Sterilization of health care products — Microbiological methods: Determination of a population of microorganisms on products

ASTM F2101-19 test standard has been applied for tests of Viral Filtration Efficiency (VFE%), the details of the test are summarized as follows:

Requirements	ASTM F2101-19	Testing Method
Particle Filtration Efficiency (PFE%)	Pass/Fail the 99% percent VFE% threshold

The VFE test is performed to determine the filtration efficiency of test articles by comparing the viral control counts upstream of the test article to the counts downstream. A suspension of bacteriophage ΦX174 was aerosolized using a nebulizer and delivered to the test article at a constant flow rate and fixed air pressure. The challenge delivery was maintained at 1.7 – 3.0 x 103 plaque forming units (PFU) with a mean particle size (MPS) of 3.0μm ± 0.3μm. The aerosol droplets were drawn through a six-stage, viable particle, Andersen sampler for collection. The VFE test procedure was adapted from ASTM F2101-19.

We brand our face masks as medical-grade face masks which carries the meaning of being suitable to be used by medical staff in clinic and hospital settings. While there is no statutory definition of “medical-grade” not authority certifying for “medical-grade”, the Hong Kong Department of Health made reference to Technical specifications of personal protective equipment for COVID-19 published by World Health Organization as guidance, stating that face masks meeting the following standards are suitable for medical use by healthcare worker: (i) EN 14683 Type IIR; (ii) ASTM F2100 Level 1, 2 or 3; (iii) YY 0469, with at least 98% bacterial droplet filtration. Our face masks products have reached the highest standard under the aforementioned standards designated by the World Health Organization, which is commonly recognized as medical-grade face masks in the Hong Kong market.

For the fiscal years ended December 31, 2025 and 2024, the revenue generated from sales of our face mask products accounted for approximately 95.7% and 93.1% of our Group’s total revenue, respectively.

The following table set forth key information about our major product lines under our core brand TL Mask.

Product	Picture	Description
TL Mask ES Smooth Skin-Friendly Base Layer (40 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 17.5cm x 9.5cm
TL Mask 3D Contoured Face Mask (30 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 21cm x 8 cm

Product	Picture	Description
TL Mask Children’s 3D Contoured Face Mask (30 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 18.6cm x 7.2cm (+/-0.5cm)
TL Mask Babies’ 3D Contoured Face Mask (30 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 16.5cm x 6.5cm (+/-0.5cm)
TL Mask [TL-N99 Adult] 3D Contoured Face Mask (30 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 11.1cm x 14.1cm (+/-0.5cm)
TL Mask [TL-V99] Adult Small Size 3D Contoured Face Mask (30 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 17.4cm x 14.5 cm (+/-0.5cm)

Product	Picture	Description
TL Mask (40 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 17.5cm x 9.5cm (+/-0.5cm)
TL Mask Ladies’ Size (40 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 16cm x 9.5cm (+/-0.5cm)
TL Mask, Children’s Size (40 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 14.5 cm x 9.5 cm (+/-0.5cm)
TL Mask, Babies’ Size (40 individually-packaged pieces)		BFE>99% PFE>99% VFE>99% ASTM F2100-19 Level 3 Dimensions: 12cm x 8cm (+/-0.5cm)

Health products

Our Operating Subsidiary has a product portfolio beyond face masks to include several complementary product lines that enhance our health protection offerings. We market these products under other brand names.

Our sanitation and hygiene health product lines include a range of items formulated for personal and household applications. The product line includes concentrated floor cleaning solution with disinfectant properties, multi-purpose cleaner for various household surfaces, heavy-duty disinfectant wet wipes, alcohol disinfection cotton pads, and hand sanitizers in two formulations including our strawberry-scented foam variant and floral-scented variant. Our Operating Subsidiary also trades rapid diagnostic test kits manufactured by third parties. We market these test kits in both single-unit packages and bulk packages to accommodate various needs of our customers. Our product portfolio further includes medical examination gloves and nutritional supplements designed to support overall wellness and immune function.

These health products represented a smaller product line of our business relative to our face masks products. For the fiscal years ended December 31, 2025 and 2024, the revenue generated from sales of health products accounted for approximately 4.3% and 6.9% of our Group’s total revenue, respectively.

OUR PRODUCTION PROCESSES AND FACILITIES

Procurement of Raw Materials

Our principal raw materials include straps and elastic bands, filter materials, thickened fabric, and packaging materials. We purchase our raw materials from suppliers in Hong Kong and the PRC, at prevailing market prices. We select our raw material suppliers based on a number of factors, including their production capacity, reputation, and their ability to deliver raw materials that meet our quality standards in a timely manner.

Straps and elastic bands are sourced from suppliers with expertise in producing materials that maintain elasticity and tensile strength over time, ensuring proper fit and comfort during the wear periods. [These components undergo testing for durability before acceptance into our supply chain]. For each batch of purchase, we will conduct sample checking to ensure material consistency and durability, for example, we use our tensile testing machines to check the quality of the elastic bands and straps randomly selected from each batch. After acceptance into our supply chain, we will carry out checking again during the production process by assigning a quality control team to randomly check our products in each production line.

Filter materials, particularly melt-blown polypropylene fabric, are procured from manufacturers capable of producing materials that meet applicable regulatory standards for Bacterial Filtration Efficiency (BFE) and Particulate Filtration Efficiency (PFE). We have maintained relationships with multiple suppliers of these critical filter materials to mitigate the risks of supply chain disruptions.

Thickened fabric for the outer and inner layers of our masks is selected based on specific criteria including breathability, moisture resistance, and comfort against skin.

Packaging materials, including, for example, plastic sleeves and cardboard boxes, are selected primarily based on the specific requirements of each marketed product type and cost. Our packaging materials procurement decisions are primarily driven by the particular needs of each product line and, in the case of OEM manufacturing, the requirements of customers.

Manufacturing

We produce face masks in our manufacturing facilities. As of December 31, 2025 and 2024, we rented 7 and 7 venues, respectively, for operation in Hong Kong, each located within the same building as our own warehouse. This setup allows us to streamline the manufacturing process and manage our inventory efficiently. Each production facility is equipped with automated machineries which are tasked to automate and optimize the production of disposable face masks.

Our manufacturing operations incorporate automated production lines equipped with welding technology for mask body formation, precise cutting equipment for consistent sizing, and ear-loop attachment systems, which helps to ensure consistency across different batches of face masks. Our production facilities are also designed with cleanroom protocols appropriate for the manufacture of medical devices.

The production of face masks begins with the automated feeding of raw materials into our machines. These materials, including essential components such as melt-blown non-woven fabrics, are sourced from our suppliers. These raw materials and first loaded into the machinery on large spools and are then unwounded in a controlled manner, ensuring a steady and uninterrupted supply of fabric into the production line.

Once the raw materials are fed into the machine, they are processed through a series of automated steps. Initially, the fabric undergoes a folding process, where machines precisely fold the materials to create pleats characteristic of the face masks. Following the pleating, the material moves to the welding station, which bonds the materials at strategic points without the need for traditional adhesives or stitching. This process is crucial for forming strong and durable seams that hold the pleats in place and attach other components such as nose wire.

The next stage involves cutting the mask materials into individual units. Our machines are equipped with cutting tools that ensure each mask is trimmed to the dimensions desired, based on the product line which is in produce. The ear loops and straps are then attached to the sides of each face mask through a similar ultrasonic welding process.

Lastly, our manufacturing process involves the individual packaging of each mask. Our staff will individually pack each mask into its protective packaging immediately after the ear loops are attached. Each station of our automated production line is monitored by [one to two] staff members who are trained and appraised by our quality control guidelines.

Packaging and Distribution

Each mask undergoes a quality inspection immediately after manufacturing. Our employees thoroughly examine these face masks to ensure that each mask is free from defects. Specific attention is given to ear loops and nose strips, which are checked to ensure that they are securely attached and bonded to the mask. Once approved through quality inspection, masks are then sorted into different batches corresponding to their specific production lines. The sorted face masks are then packaged into boxes by our employees, adhering to the standard quantities per box, which are determined based on the product lines. Each box is filled to ensure that it contains the correct number of masks. This manual packaging approach allows for careful handling and visual inspection of each product before it is sealed, ensuring that only masks meet our quality standards reach the end user. Our packaging personnel wear appropriate protective equipment including gloves and masks to maintain product cleanliness during the packaging process.

We also customize our packaging solutions for our OEM customers. For our OEM customers, we work directly with our suppliers to source customized packaging materials that meet their branding requirements, color specifications, and design elements. These external suppliers manufacture packaging boxes, printed materials, and other packaging components that feature our OEM customers’ logos, brand colors, and other features.

Following the boxing, the filled boxes are then packed together to prepare for dispatch. The dispatch and delivery of the face masks are managed by separate logistics service providers. We engaged this logistics service provider to deliver our face masks according to our planned delivery schedule.

OUR SUPPLIERS

We are principally engaged in the manufacturing, marketing, and sales of our face masks in Hong Kong. Our supply chain is critical to our operations, with suppliers providing essential raw materials such as straps and elastic bands, filter materials, thickened fabric, and packaging materials. We select our suppliers based on an evaluation of their product quality, production capacity, delivery reliability, pricing competitiveness, and their ability to meet applicable regulatory standards. Our supplier relationships are generally managed on a purchase-order basis. We generally do not enter into long-term agreements with our suppliers. Purchase orders issued to our suppliers typically specify product specifications, quantity, unit price, delivery timeline, quality requirements, and payment terms. To mitigate the risks of supply chain disruptions, we generally maintain relationships with multiple suppliers for critical materials.

For specialized packaging requirements, particularly for our OEM customers, we work with suppliers capable of producing customized packaging materials according to the precise specifications of our OEM customers. These suppliers must demonstrate capabilities in color matching, print quality, and material performance.

For the fiscal years ended December 31, 2025 and 2024, the top three suppliers individually accounted for 10% or more of our purchases, aggregately accounted for 48.6% and 62.5% of our total purchases.

OUR CUSTOMERS

Our customer base is diversified across multiple segments. Our customers primarily consist of retail pharmacies, healthcare institutions, corporate clients and other individual consumers reached through our various sales channels.

We serve individual consumers primarily through our e-commerce platform at www.topleader.store and at third party online sales platforms. Individual consumers browse our product catalog, select items, and proceed to check out where they can choose from various payment methods including credit cards and other electronic payment systems. Our website features product descriptions, certification information, and filtration efficiency ratings to assist consumers to make informed decisions. For individual orders, we process and ship generally within a few working days. We offer various shipping options throughout Hong Kong, with discounted shipping for others exceeding certain thresholds.

Our Operating Subsidiary generally does not enter into long-term agreements with our corporate customers, including pharmacies and clinics, our customers generally place purchase orders, which usually include the filtration efficiency level, quantity for each product type, unite price, and the total amount due. We generally require our corporate customers to settle payments within 0 to 30 days from invoice.

Our Operating Subsidiary also manufactures and sells face masks to OEM customers who market our products under their own brands. This arrangement allows our customers to leverage our manufacturing expertise and quality standards while maintaining their own identity. For these customers, we customize our manufacturing services according to their specific requirements while ensuring the final product bears their branding. We generally enter into framework agreement with our OEM customers. These agreements typically specify the material composition and technical specifications of the face masks to be manufactured, including the filtration efficiency and the compliance with the applicable regulatory standards (such as BFE, PFE, VFE and ASTM standards). The agreements also generally specify the duration of business relationships. Under these framework agreements, specific terms such as order quantities, delivery schedules, and payment terms are negotiated separately for each purchase order, which provides flexibility for both us and our OEM customers.

For the year ended December 31, 2025, one customer accounted for approximately 22.4% of our total revenue. For the year ended December 31, 2024, no single customer contributed more than 10% of our total revenue.

SALES AND MARKETING

The Operating Subsidiary maintains a multi-channel sales network in Hong Kong, utilizing both online and offline channels to serve its customer base.

Online Sales Channels

We have been selling our face masks on online shopping platforms, as well as through our own websites.

(i)     Online direct sales through our own websites

Under our online direct sales model, we sell face masks directly to end-consumers through our self-operated website https://www.topleader.store/. Customers can conveniently place orders on our website and make payments using the online payment channels we provide. We are responsible for all aspects of these orders, including logistics, fulfillment, and after-sales services, having partnered with logistics service providers to ensure efficient delivery and customer satisfaction.

(ii)    Sales through a third-party online sales platform to our customers

We also sell our face masks through a third-party online sales platforms to our customers. The e-commerce company, which is an operator of online sales platform, provide us with an online space for launching our online stores at its platforms, technical support and software system, and charge us commission fees.

Customer services and after-sales services are provided via the third-party online sales platform to our customers. Customers make payments through the electronic settlement services managed by the third-party platform operator, we then arrange delivery. Sales proceeds, net of operator commission fees, are remitted to our account according to the terms established with the platform.

Offline Sales Channels

Our Operating Subsidiary maintains sales and marketing personnel that conduct regular outreach to healthcare organizations throughout Hong Kong. These sales representatives meet with clinic and pharmacy owners to present product offerings, discuss specifications and negotiate orders. The team provides product samples and certification information during these promotion events. Our Operating Subsidiary also regularly distributes promotional materials to healthcare facilities and pharmacies. These materials include product catalogs, specification sheets, and promotional leaflets. Each promotional package includes contact information and order forms, enabling these healthcare facilities and pharmacies to place orders directly with our Operating Subsidiary through the contact details provided.

We also participate in trade exhibitions in Hong Kong to present our products to potential customers. These exhibitions typically involve setting up exhibition booths where our product samples are displayed to the attendees.

SEASONALITY

We are of the view that our business does not exhibit any significant seasonal fluctuations.

COMPETITION

The face mask market in Hong Kong has experienced growth since 2020, primarily drive by increased health awareness following the COVID-19 pandemic. This market includes various segments such as medical-grade surgical masks, N95 respirators, and general consumer face masks. The market remains competitive with numerous local manufacturers and imported products competing for market share. Our Operating Subsidiary competes with both established local manufacturers and international brands that import products into the Hong Kong market. The landscape is characterized by several key factors including product quality, certification standards, distribution network reach, and brand recognition.

The face mask market has witnessed increased competition since 2020, with numerous new entrants during the pandemic period. However, as the pandemic begins to ease and market conditions normalize, competition among industry participants is expected to intensify. Market participants are increasingly differentiating themselves through product quality, price competitiveness, and distribution capabilities. We intend to maintain our market position with our continued emphasis on manufacturing high-quality products, our ability to serve both retail consumers and institutional healthcare customers, and our sales and marketing initiatives.

INTELLECTUAL PROPERTY

As of the date of this prospectus, we were the registered owner of the domain names “topleader.com.hk” and “topleader.store”. Other than that, we did not own any other intellectual property. As of the date of this prospectus, we have not (i) received any intellectual property infringement-related complaints or claims against us; (ii) been notified of any infringement of any intellectual property of any third party by us or of any of our intellectual property being infringed by any third party; and (iii) been involved in any litigation in relation to claims of infringement of intellectual property.

FACILITIES

We do not own any real property.

As of December 31, 2025 and up to the date of this prospectus, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq. ft)	Rent	Lease term
1.	Block B, 3/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		i. HK$60,000 (US$7,692) per month ii. HK$60,000 (US$7,692) per month	i. Fixed term from August 1, 2022 to August 31, 2025, with option to break thereafter ii. Fixed term from September 1, 2025 to August 31, 2027, with option to break thereafter

No.	Location	Gross floor area (sq. ft)	Rent	Lease term
2.	Block A, 6/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		HK$40,000 (US$5,064) per month HK$38,000 (US$4,872) per month from June 1, 2025 to May 8, 2026 due to rent reduction	Fixed term from May 9, 2024 to May 8, 2026, the parties have option to break thereafter
3.	Block A, 12/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		HK$37,962 (US$4,867) per month	Fixed term from May 20, 2025 to May 19, 2027, the parties have option to break thereafter
4.	Block B, 13/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		HK$39,500 (US$5,064) per month	Fixed term from April 1, 2022 to March 31, 2026, the parties have option to break thereafter
5.	Block A, 14/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		HK$18,000 (US$2,308) per month	Fixed term from May 1, 2022 to April 30, 2026, the parties have option to break thereafter
6.	Block B, 18/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		HK$48,420 (US$6,208) per month	Fixed term from January 1, 2022 to December 31, 2025, the parties have option to break thereafter
7.	Factory Unit 1, 21/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong		i. HK$29,500 (US$3,782) per month ii. HK$31,000 (US$3,974) per month

i.  Fixed term from August 15, 2025 to March 14, 2025, the parties have option to break thereafter

ii. Fixed term from September 15, 2025 to September 14, 2026, the parties have option to break thereafter

We believe that the above facilities are adequate to meet our subsidiaries’ needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

INSURANCE

Our Operating Subsidiary maintains employees’ compensation insurance for our employees at our office, as required by the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong). We also carry medical insurance for our employees as part of the employee benefits. We believe that the existing insurance policies in place are adequate for our Operating Subsidiary’s business operations.

EMPLOYEES

The Operating Subsidiary had 107 full-time and part-time employees as of December 31, 2025 and 81 full-time and part-time employees as of December 31, 2024. All of the full-time and part-time employees were stationed in Hong Kong.

Our success depends on the Operating Subsidiary’ ability to attract, motivate, train, and retain qualified personnel. We believe that the Operating Subsidiary maintain a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we and the Operating Subsidiary experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended December 31, 2025 and 2024. There has not been any trade union set up for our employees.

LEGAL PROCEEDINGS

As of the date of this prospectus, we and our subsidiaries are not a party to, and are not aware of any threat of, any legal proceedings that, in the opinion of our management, is likely to have a material adverse effect on its business, financial condition, or operations.

We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONS

Although the manufacturing and the sale of our products, including face masks, nutrition products and supplements, does not require specific certification and approval from regulatory authority in Hong Kong, we are required to comply with the general standards and regulations related to Supply of Goods imposed by the statute and the common law of Hong Kong. The section sets forth a summary of the principal Hong Kong laws and regulations relevant to our business and operations in Hong Kong.

Regulations Related to Supply of Goods

Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods must correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Descriptions Ordinance (“TDO”) aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) and Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong)

The Consumer Goods Safety (“CGSO”) imposes a statutory duty on manufacturers, importers and suppliers of certain consumer goods (excluding for example pharmaceutical products) to ensure that the consumer goods supplied are safe and for incidental purposes.

Under the CGSO, a person who supplies, manufactures or imports into Hong Kong consumer goods which do not comply with the general safety requirement for consumer goods (or where a standard has been approved by the Secretary for Commerce and Economic Development to apply to consumer goods, the approved standard for the particular consumer goods) commits an offence. General safety requirement in respect of consumer goods means that such goods are reasonably safe having regard to all of the circumstances, including, among others, the manner in which, and the purpose for which, the consumer goods are presented, promoted or marketed.

Certain defenses are available under the CGSO. One of the defences is that the relevant person supplied the consumer goods in the course of carrying on a retail business and at the time he supplied the consumer goods, he neither knew nor had reasonable grounds for believing that the consumer goods failed to comply with the general safety requirement.

The Consumer Goods Safety Regulation (“CGSR”) requires that any warning or caution with respect to the safe keeping, use, consumption or disposal of any consumer goods (excluding pharmaceutical products) must be given in both Chinese and English. Further, the warning or caution must be legible and placed in a conspicuous position on the consumer goods, any package of the consumer goods, or on a label securely affixed to the package, or a document enclosed in the package.

Unconscionable Contracts Ordinance (Chapter 458 of the Laws of Hong Kong)

The Unconscionable Contracts Ordinance empowers the court to, with respect to a consumer contract, refuse to enforce the contract, enforce the remainder of the contract without the unconscionable part, or limit the application of, revise or alter any part which is found to be unconscionable so as to avoid any unconscionable result.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)

The Control of Exemption Clauses Ordinance (“CECO”) aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Regulations Related to Advertisements

Undesirable Medical Advertisement Ordinance (Chapter 231 of the Laws of Hong Kong)

The Undesirable Medical Advertisements Ordinance (“UMAO”) aims to protect public health through restricting certain advertisements relating to medical and health matters.

The UMAO prohibits the publishing of any advertisements likely to lead to the use of any medicine, surgical appliance or treatment for (i) the purpose of treating human beings for, or preventing human beings from contracting, any diseases or condition specified in column 1 in schedule 1 to the said ordinance (including, among others, parasitic diseases, diseases of the heart or cardiovascular system, gastro-intestinal diseases, diseases of the nervous system, diseases of the blood or lymphatic system, diseases of the musculo-skeletal system, diseases of the skin, hair or scalp, and viral, bacterial, fungal or other infectious diseases); or (ii) treating human beings for any purpose specified in schedule 2 to the said ordinance (including (a) the induction of menstruation or relief of amenorrhea or delayed menstruation or any other gynecological or obstetrical disease; (b) the promotion of sexual virility, desire or fertility, or the restoration of lost youth; and (c) the correction of deformity or the surgical alteration of a person’s appearance).

According to the UMAO, “advertisement” includes any notice, poster, circular, label, wrapper or document, and any announcement made orally or by any means of producing or transmitting light or sound, published in newspapers and magazines, leaflets, on radio, television, and internet, as well as on the label of a container or package containing any medicine, surgical appliance, treatment, or orally consumed product. However, the supply, inside any container or package containing any medicine, surgical appliance or treatment, of information relating to that or any other medicine, surgical appliance or treatment shall not constitute the publication of an advertisement.

Any person who contravenes a provision under the UMAO shall be guilty of an offense and shall be liable upon a first conviction to a maximum fine of HK$50,000 and to imprisonment for six months and upon a second or subsequent conviction for an offense under the same provision to a maximum fine of HK$100,000 and to imprisonment for one year.

Regulations Related to Intellectual Property Rights

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance (“CO”) protects recognized categories of literary, dramatic, musical and artistic work, as well as films, broadcasts and cable programmes, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorisation from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the CO if that person possess, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the CO, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business. Under section 119A of the CO, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defence for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trademark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

MANAGEMENT

Directors and Executive officers	Age	Position
Sze Ching Yau	58	Chairman of the Board of Directors, Chief Executive Officer
[•]	[•]	Chief Financial Officer
Cheng Wai Ha*	57	Independent Director Appointee
Lam Hok Ling*	72	Independent Director Appointee
Chan Dennis Kwok Fung*	44	Independent Director Appointee

____________

*        Has agreed to act as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part of.

Mr. Sze Ching Yau (“Mr. Sze”), Founder, Chairman of the Board and Chief Executive Officer

Mr. Sze Ching Yau is the founder of the Company and has been its director and chairman of the Board since its incorporation. He is also the founder and director of TL (HK) and has over 10 years of experience in the manufacturing industry. Prior to the setting up of TL (HK), Mr. Sze has been serving for Kona International Limited for over 10 years, a private limited company incorporated in Hong Kong with a focus in property investment. Mr. Sze received education from Matteo Ricci College in Hong Kong. We believe Ms. Sze’s extensive experience in managing TL (HK) and in the manufacturing industry will serve us well.

[•], Chief Financial Officer Appointee

[•]

Ms. Cheng Wai Ha (“Ms. Cheng”), Independent Director Appointee and Chair of Audit Committee

Ms. Cheng will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part of. Ms. Leng will serve as the chair of the audit committee, a member of the compensation committee as well as the nomination and corporate governance committee.

Ms. Cheng is a licensed Certified Public Accountant, or CPA, in Hong Kong since 1993 and member of the Hong Kong Institute of Certified Public Accountants since December 2013 and has over 30 years of experience in providing accounting, auditing, business consulting, corporate services, merger and acquisition consulting and trade advisory services. She is currently practicing as CPA in Hong Kong in the name of W H Chang Certified Public Accountant and being an independent non-executive director of IWS Group Holdings Limited, a renowned listed company in the main board of the Hong Kong Stock Exchange with its business primarily being provision of security services.

Ms. Cheng received a Bachelor of Commerce (Accounting and Finance) degree from the Curtin University of Technology in 2005. We believe Ms. Leng is qualified to serve as our director based on her extensive accounting experience and corporate advisory background.

Mr. Lam Hok Ling (“Mr. Lam”), Independent Director Appointee, Chair of Compensation Committee and Nomination Committee

Mr. Lam will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part of. Mr. Lam will serve as the chair of the compensation committee and the nominating and corporate governance committee, and as a member of the audit committee.

Mr. Lam is a licensed Certified Public Accountant, or CPA, in Hong Kong and Australia and members of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and CPA Australia. He has been advising tax matters since October 1972. From October 1972 to April 2002, Mr. Lam served as an assessor in the Hong Kong Inland Revenue Department and retired as a Senior Assessor. From the year of 2000 to 2015, Mr. Lam was a part-time lecturer in the Hong Kong University SPACE. Since April 2003, he has been a director and a tax consultant of Leighson Consultant Ltd., a private Hong Kong company that mainly provides tax consultancy services. He receives a Bachelor of Law (Hons) degree from the London University, a Bachelor of Social Science (Hons) degree from the Chinese University of Hong Kong and a Master of Business Administration from Lecester University. We believe Mr. Shin is qualified to serve as our director based on his extensive experience in tax consultancy and accounting practice as well as his legal background.

Mr. Chan Dennis Kwok Fung (“Mr. Chan”), Independent Director Appointee

Mr. Chan will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms part. Mr. Chan will serve as a member of the compensation committee, the nominating and corporate governance committee and the audit committee.

Mr. Chan has over 23 years’ experience as an investment banker and a practicing accountant. Mr. Chan is a licensed Certified Public Accountant in Hong Kong and a member of the Hong Kong Institute of Certified Public Accountants, He has been serving Deloitte, a leading accounting company in globe during the period between February 2012 and November 2013, at a position of associate director. Mr. Chan joined Sumitomo Mitsui Banking Corporation Group’s investment bank as a director of the mergers and acquisitions department from December 2013 to April 2022, with a focus on providing corporate finance-related investment banking services. Mr. Chan has been appointed a director of LFG Investment Holdings Ltd, a company listed on the main board of the Stock Exchange of Hong Kong from May 2022 to February 2025. Since March 2025, Mr. Chan has been an audit partner in Target CPA limited. With a focus on statutory audit and professional accounting works. He received both Master and Bachelor of Commerce degree from the University of New South Wales in Australia.

Family Relationships

[Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.]

Employment Agreements and Indemnification Agreements

[We intend to enter into employment agreements with each of our executive directors and officers. Under these agreements, each of our executive directors and officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive directors officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a [three-month] advance written notice. An executive officer may resign anytime with a three-month advance written notice.]

We intend to enter into agreements with all independent directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each independent director has agreed to attend and participate in such number of meetings of our board of directors and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-appointment each year by our board of directors. The directors’ services will be compensated by cash under the agreement in an amount determined by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The board of directors will consist of [four directors, comprising one executive director and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.] A director is not required to hold any shares in our Company to qualify to serve as a director.

Subject to making appropriate disclosures to our board of directors in accordance with our Amended and Restated Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the Board of Directors and adopt a charter for each of the three committees.

Audit Committee

Our audit committee will consist of Ms. Cheng Wai Ha, Mr. Lam Hok Ling, and Mr. Chan Dennis Kwok Fung, and it will be chaired by [Ms. Cheng Wai Ha], upon the effectiveness of their appointments. We have determined that each of these three director nominees satisfies the requirements of an independent director under the OTCQB rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that all of our members in the audit committee qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of Ms. Cheng Wai Ha, Mr. Lam Hok Ling, and Mr. Chan Dennis Kwok Fung, and it will be chaired by [Mr. Lam Hok Ling], upon the effectiveness of their appointments. We have determined that each of these directors satisfies the requirements of an independent director under the OTCQB rules. The compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to our board of directors for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

•        selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nomination and corporate governance committee will consist of Ms. Cheng Wai Ha, Mr. Lam Hok Ling, and Mr. Chan Dennis Kwok Fung, and it will be chaired by [Mr. Chan Dennis Kwok Fung] upon the effectiveness of their appointments. We have determined that each of these directors satisfies the requirements of an independent director under the OTCQB rules. The nomination and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and corporate governance committee will be responsible for, among other things:

•        recommending nominees to our board of directors for election or re-election to our board of directors or for appointment to fill any vacancy on our board of directors;

•        reviewing annually with our board of directors the current composition of our board of directors in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

•        selecting and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nomination and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by our board of directors and advising our board of directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of our board of directors as a whole.

Board Oversight of Cybersecurity Risks

Our board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Our board of directors shall receive regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks, including in connection with our clients, service suppliers and other service providers. While our board of directors oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. [Management also works with third party service providers, i.e., software companies who provide software and antivirus support to the Company to ensure appropriate controls are in place and to regularly monitor network activities.] We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, we are exempt from certain provisions applicable to United States domestic public companies. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”);

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers; and

•        exercising the borrowing powers of our Company and mortgaging the property of our Company.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

Interested Transactions

Interested director transactions are governed by the terms of our Amended and Restated Memorandum and Articles.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Amended and Restated Memorandum and Articles, or disqualification by the chairman of the relevant board meeting, vote in respect of certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Amended and Restated Memorandum and Articles to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2025 and 2024, we paid an aggregate of HK$nil (approximately $nil) and HK$nil (approximately $nil), respectively, in cash (including salaries and mandatory provident fund) to our directors and executive officers for their positions in our Operating Subsidiary. The Operating Subsidiary are required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

[We have not adopted any equity compensation plans.]

Outstanding Equity Awards at Fiscal Year-End

[As of December 31, 2025 and 2024, we had no outstanding equity awards.]

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

List of Related Parties

The following is a list of related parties which the Company has balances and transactions with:

Name	Relationship with the Company
Gain Chance International Limited (“Gain Chance”)	Mr. Sze Ching Yau, director and controlling shareholder of the Company, was also the director of the related party
Hit Diamond (Sze’s) Holdings Limited (“Hit Diamond”)	Mr. Sze Ching Yau, director and controlling shareholder, was also the director of the related party
Lai Lai Top Holdings Limited (“Lai Lai Top”)	Mr. Sze Ching Yau, director and controlling shareholder, was also the director of the related party
Top Leader Medical & Healthcare Limited (“Top Leader Medical & Healthcare”)	Mr. Sze Ching Yau, director and controlling shareholder, was also the director of the related party
Mr. Sze Ching Yau	Director and controlling shareholder of the Company

Set forth below are the related party transactions of our Company that occurred during the past three fiscal years and up to the latest practicable date, [•] (the “Relevant Period”).

Transactions with Related Parties

Related parties balances

a. Accounts receivable, net from a related party

Throughout the Relevant Period, the balances of accounts receivable, net from a related party were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
	$	$	$	$
Top Leader Medical & Healthcare	[•]	43,754	56,779	—
Less: accumulated allowance for credit loss	[•]	(1,581)	(2,009)	—
Total accounts receivable, net – a related party	[•]	42,173	54,770	—

The balance represented the accounts receivable received on behalf by the related party for the Company’s sales to direct-end user customers via a third-party online sales platform.

b. Rental deposits paid to related parties

Throughout the Relevant Period, the balance of rental deposits paid to related parties were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
	$	$	$	$
Current portion
Gain Chance	[•]	14,744	10,128	10,128
Lai Lai Top	[•]	12,415	12,415	—
	[•]	27,159	22,543	10,128
Non-current portion
Gain Chance	[•]	10,128	14,744	14,744
Lai Lai Top	[•]	—	—	12,415
	[•]	10,128	14,744	27,159

Total rental deposits paid to related parties	[•]	37,287	37,287	37,287

c. Loans receivable from related parties

Throughout the relevant period, the balances of loans receivable from related parties were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
	$	$	$	$
Gain Chance	[•]	—	—	3,461,538
Lai Lai Top	[•]	—	—	897,436
Total loans receivable from related parties	[•]	—	—	4,358,974

The loans receivable from related parties were secured by certain real estate properties owned by Gain Chance and Lai Lai Top, guaranteed by Hit Diamond, Gain Chance, Lai Lai Top and Mr. Sze. The loans receivable is interest bearing and the interest rates range from HIBOR + 1.4% to HIBOR + 1.8%, respectively.

d. Amount due from a related party

Throughout the Relevant Period, the balances of amount due from a related party were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
		$	$	$
Gain Chance	[•]	11,959	5,979	—
Total amounts due from a related party	[•]	11,959	5,979	—

The amount due from a related party represented payments made by Top Leader on behalf of the related party. The balance was unsecured, non-interest bearing and repayable on demand.

e. Amount due to related parties

Throughout the Relevant Period, the balances of amount due to related parties was as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
		$	$
Gain Chance	[•]	—	—	228,084
Lai Lai Top	[•]	—	—	79,235
Hit Diamond	[•]	2,759	—	—
Top Leader Medical & Healthcare	[•]	98,300	8,718	2,564
Total amounts due to related parties	[•]	101,059	8,718	309,883

The amount due to Top Leader Medical & Healthcare mainly represented payables to the related party for service fee charged for facilitating sales of self-manufacturing face mask products and sales of health products via a third-party online sales platform and collects proceeds from the third-party online sales platform company and remits the proceeds to Top Leader. The remaining amounts due to related parties represented payments made by the related parties on behalf of Top Leader. The balances were unsecured, non-interest bearing and repayable on demand.

f. Dividend payable

As of December 31, 2025 and 2024, the balances of dividend payable were as follows:

	As of December 31,
	2025	2024
	$	$
Mr. Sze	76,923	—
Dividend payable	76,923	—

On December 2, 2025, Mr. Sze approved and declared an interim dividend of $7.7 per ordinary share on the Company’s 10,000 outstanding ordinary shares, resulting in a total dividend of $76,923 payable to Mr. Sze, the sole shareholder of TL (HK) at the declaration date. Upon declaration, the dividend was recognized as a reduction of the subsidiary’s retained earnings prior to the Reorganization. As of December 31, 2025, the dividend remained unpaid and was included in dividend payable. The dividend was subsequently paid in cash on March 3, 2026.

g. Operating lease right-of-use assets, net — related parties

Throughout the Relevant Period, the balances of operating lease right-of-use assets, net from related parties were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
		$	$	$
Gain Chance	[•]	171,982	154,729	309,486
Lai Lai Top	[•]	—	72,482	141,382
Total operating lease right-of-use assets, net – related parties	[•]	171,982	227,211	450,868

g. Operating lease liabilities — related parties

Throughout the Relevant Period, the balances of operating lease liabilities from related parties including current portion and non-current portion were as follows:

	As of the latest practicable date, [•]	As of December 31,
		2025	2024	2023
	$	$	$	$
Current portion
Gain Chance	[•]	111,352	156,584	162,822
Lai Lai Top	[•]	—	72,482	68,900
	[•]	111,352	229,066	231,722
Non-current portion
Gain Chance	[•]	60,630	24,198	169,460
Lai Lai Top	[•]	—	—	72,482
	[•]	60,630	24,198	241,942

Total operating lease liabilities – related parties	[•]	171,982	253,264	473,664

Related party transactions

The following are the related party transactions throughout the Relevant Period:

	As of the Latest practicable date, [•]	For the years ended December 31,
		2025	2024	2023
	$	$	$	$
Cost of revenue – cost of sales amounts recognized (Note)
Top Leader Medical & Healthcare	[•]	—	22,407	69,709

Cost of revenue – operating lease expenses
Gain Chance	[•]	60,770	60,770	60,770
Lai Lai Top	[•]	74,492	74,492	74,492
Total cost of revenue – related parties	[•]	135,262	157,669	204,971

Selling expenses – service fee
Top Leader Medical & Healthcare	[•]	6,154	6,154	2,564

Other income – loan interest income
Gain Chance	[•]	—	43,100	196,159
Lai Lai Top	[•]	—	8,250	49,818
Total other income – related parties	[•]	—	51,350	245,977

General and administrative expenses – operating lease expenses
Gain Chance	[•]	109,010	103,515	103,515

Note:    During the years ended December 31, 2025 and 2024, Top Leader did not purchase any inventories from Top Leader Medical & Healthcare. Among the inventories acquired in prior years, $[•], $nil, $22,407 and $69,709 were recognized in cost of sales as of the latest practicable date, [•] and during the years ended December 31, 2025, 2024 and 2023, respectively.

Remuneration to the sole director throughout the Relevant Period:

	As of the Latest practicable date, [•]	For the years ended December 31,
		2025	2024	2023
	$	$	$	$
Director’s salaries	[•]	—	—	57,884
Payments to defined contribution pension schemes	[•]	—	—	2,307
Total remuneration to the sole director	[•]	—	—	60,191

On December 31, 2024, Mr. Sze approved and declared an interim dividend of $102.9 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $1,028,985 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On January 31, 2025, Mr. Sze approved and declared an interim dividend of $12.8 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $128,205 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On March 31, 2025, Mr. Sze approved and declared an interim dividend of $6.4 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $64,103 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On December 1, 2025, Mr. Sze approved and declared an interim dividend of $32.1 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $320,513 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On December 2, 2025, Mr. Sze approved and declared an interim dividend of $7.7 per ordinary share on the Company’s 10,000 outstanding ordinary shares, resulting in a total dividend of $76,923 payable to the sole shareholder of TL (HK). Upon declaration, the dividend was recognized as a reduction of the subsidiary’s retained earnings prior to the Reorganization. As of December 31, 2025, the dividend remained unpaid and was included in dividend payable (Note 14e). The dividend was subsequently paid in cash on March 3, 2026.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that all of the Shares offered are sold. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(4)
Directors, director nominees, and executive officers
Sze Ching Yau(1)	12,088,080	74.39%	12,088,080	[60.44%]
Cheng Wai Ha(1)(2)	—	—	—	—
Lam Hok Ling(1)(2)	—	—	—	—
Chan Dennis Kwok Fung(1)(2)	—	—	—	—
5% or greater shareholders
Scistar Technology Limited(3)	2,581,920	15.89%	2,581,920	12.91%
Wong Wing Ying(3)	2,581,920	15.89%	2,581,920	12.91%

____________

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is Room 302, 1302, 1401, 1802, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong.

(2)      Each of Ms. Cheng Wai Ha, Mr. Lam Hok Ling and Mr. Chan Dennis Kwok Fung will serve as our independent director upon the effectiveness of our registration statement on Form F-1.

(3)      Ms. Wong Wing Ying, an independent third party to the Group, beneficially owns 2,581,920 Ordinary Shares through her direct 100% ownership of Scistar Technology Limited, which is a BVI limited company and a direct shareholder, holding 2,581,920 Ordinary Shares of Top Leader.

(4)      Based on 20,000,000 Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming [all of the Shares offered are sold].

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

PLAN OF DISTRIBUTION

Shares Offered by us

We are offering for sale up to [*] Ordinary Shares in a “best-efforts” direct public offering without any involvement of underwriters fixed price of $[*] per share.

Terms of the Offering

We are offering for sale up to [*] Ordinary Shares in a “best-efforts” direct public offering without any involvement of underwriters. We are offering the shares through a “self-underwritten” offering. The shares will be offered at a fixed price of $[*] per share for a period not to exceed [*] days from the date of this prospectus, unless extended by our Board of Directors for an additional [*] days. There is no minimum number of shares required to be purchased. The intended methods of communication include, without limitations, telephone, and personal contact.

The offering shall terminate on the earlier of (i) the date when the sale of all of the shares being offered is completed or (ii) [*] days from the date of this prospectus. We may, at our discretion, extend the offering for an additional [*] days. In the event we extend the offering for an additional [*] days, we will notify investors by filing a post-effective amendment to our registration statement.

There can be no assurance that any of the shares will be sold. We have not entered into any agreements or arrangements for the sale of the shares with any broker-dealer or sales agent, nor do we intend to enter into any such agreement or arrangement with any broker-dealer or sales agent.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold only in those states if they have been registered or qualified for sale or an exemption from such registration or qualification requirement is available and with which we have complied.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must: (i) execute and deliver a subscription agreement; and (ii) wire transfer or deliver a check or certified funds to us for acceptance or rejection. All checks for subscriptions must be made payable to Top Leader Universal Holdings Limited.

There are no arrangements or plans to place the proceeds from this offering into an escrow, trust, or similar account. Because this is a best efforts offering, once a subscription is accepted by us, we will have immediate availability to use the subscription proceeds, regardless of whether we are able to place the entire offering.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within two (2) business days after we receive them.

DESCRIPTION OF SHARE CAPITAL

A copy of our Amended and Restated Memorandum and Articles is filed as an exhibit to the registration statement of which this prospectus is a part.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Amended and Restated Memorandum and Articles, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 each.

As of the date of this prospectus, 16,250,000 Ordinary Shares of par value $0.0001 per share were issued, fully paid and outstanding.

Our Amended and Restated Memorandum and Articles

Assuming that we obtain the requisite shareholder approval, we will adopt our Amended and Restated Memorandum and Articles which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following description of our share capital and provisions of our Amended and Restated Memorandum and Articles are summaries and do not purport to be complete.

Ordinary Shares

General

Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)     all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)    all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the share during any portion(s) of the period in respect of which the dividend is paid; and

(iii)   our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)   that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)  that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the relevant stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the relevant stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by a stock exchange) and shall also be free from all liens.

Procedures on liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)     if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)    if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, any law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)     in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)    in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)    cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)     convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value, negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the shareholders or class of shareholders or (ii) a majority in number representing 75% in value of the creditors or class of creditors, depending on the circumstances, as are present at a meeting called for such purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering (Amendment) Regulations of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you believe your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Cayman Islands Economic Substance

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Listing

We intend to apply to have our Ordinary Shares listed on the OTCQB Market. We cannot guarantee that such application for quotation will be approved, and in the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from an investment in the Ordinary Shares.

Transfer Agent

The transfer agent of our Ordinary Shares is [•] located at [•].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have 20,000,000. Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this Offering, there has been no public market for our Shares. We intend to apply to list the Shares on the OTCQB Market, and the closing of this Offering is conditional upon OTCQB’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. We cannot assure you that a regular trading market will develop in the Shares, and in the absence of a trading market or an active trading market, investors may be unable to liquidate their investment. In the absence of a regular trading market, the liquidity and value of the Shares may decline. The lack of a market may indicate a lack of bona fide market interest in the security and may impact our continued listing on the OTCQB Market, if approved.

The Ordinary Shares issued and outstanding prior to this offering are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of Ordinary Shares then outstanding, which will equal approximately [•] Ordinary Shares immediately after this Offering; or

•        the average weekly trading volume of our Ordinary reported through the OTC Markets during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary of material the Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences understate, local, and other tax laws. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. Potential investors should consult their tax advisers regarding Hong Kong, United States federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2022/2023 and 2021/2022. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase the Shares pursuant to this offering and hold the Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in the Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Exchange Act, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTCQB Market is a qualified exchange or other market, but we are uncertain as to whether or when listing status will be granted or, if it is granted, as to whether our Ordinary Shares will be regularly traded. If our Ordinary Shares do trade on a qualified OTC market, and if they are “regularly traded”, the mark-to-market election would be available to you were we to be or become a PFIC (and you would not require any information from us in order to make the election). If our Shares do not trade on a qualified OTC market or do not trade regularly on a qualified OTC market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Shares as of the close of such taxable year over your adjusted basis in such Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Shares included in your income for prior taxable years. Your basis in the Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Shares. If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

“Purging election.”    If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Shares, then such Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Shares for tax purposes.

A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those that hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses that are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, all amounts are estimates.

SEC registration fee	$	*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total		*

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by CFN Lawyers, LLC with respect to certain legal matters of U.S. federal securities. We may rely upon CFN Lawyers LLP with respect to matters governed by Hong Kong law. The validity of the Shares and certain other matters of Cayman Islands law will be passed upon for us by Appleby.

EXPERTS

The financial statements as of and for the fiscal years ended December 31, 2025 and 2024, included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on their authority as experts in auditing and accounting. The office of AOGB CPA LIMITED is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; (e) and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include: (a) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provides less protection to investors; and (b) the Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or the persons who are nationals or residents of Hong Kong, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Enforceability

Appleby, our counsel as to the laws of the Cayman Islands has advised us that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognised as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Our counsel as to the laws of Hong Kong, CFN Lawyers LLC, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. The information on that website is not a part of this prospectus.

TOP LEADER UNIVERSAL HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To:     The Sole Director and Shareholders of

Top Leader Universal Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Top Leader Universal Holdings Limited and its subsidiaries (collectively “the Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

August 17, 2026

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

TOP LEADER UNIVERSAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares)

	As of December 31,
	2025	2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	338,870	374,085
Accounts receivable, net – third parties	287,037	217,699
Accounts receivable, net – a related party	42,173	54,770
Prepayments and other deposits – third parties	76,178	49,568
Prepayments and other deposits – related parties	27,159	22,543
Inventories	417,788	383,042
Amount due from a related party	11,959	5,979
Tax recoverable	31,013	—
Total current assets	1,232,177	1,107,686

Non-current assets
Property, plant and equipment, net	15,280	79,655
Operating lease right-of-use assets, net – third parties	174,684	113,151
Operating lease right-of-use assets, net – related parties	171,982	227,211
Rental and other deposits – non-current – third parties	17,683	13,037
Rental and other deposits – non-current – related parties	10,128	14,744
Deferred IPO costs	257,244	—
Deferred tax assets	23,075	11,764
Total non-current assets	670,076	459,562
TOTAL ASSETS	1,902,253	1,567,248

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	53,987	44,381
Tax payable	—	10,357
Operating lease liabilities – current – third parties	121,719	91,727
Operating lease liabilities – current – related parties	111,352	229,066
Dividend payable	76,923	—
Amounts due to related parties	101,059	8,718
Total current liabilities	465,040	384,249

Non-current liabilities
Operating lease liabilities – non-current – third parties	50,669	21,556
Operating lease liabilities – non-current – related parties	60,630	24,198
Total non-current liabilities	111,299	45,754
TOTAL LIABILITIES	576,339	430,003

Commitments and contingencies (Note 16)

Shareholders’ equity
Ordinary shares, par value $0.0001 per share; 500,000,000 shares authorized, 16,250,000 shares and 16,250,000 shares issued and outstanding as of December 31, 2025 and 2024*	1,625	1,625
Additional paid-in capital	1,282	1,282
Subscription receivables	(1,625)	(1,625)
Retained earnings	1,324,632	1,135,963
Total shareholders’ equity	1,325,914	1,137,245
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,902,253	1,567,248

____________

*        Retroactively restated for effect of the Reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars, except for number of shares)

	For the years ended December 31,
	2025	2024
	$	$
Revenue	3,721,999	3,713,181
Cost of revenue – third parties	(1,574,853)	(1,461,499)
Cost of revenue – related parties	(135,262)	(157,669)
Gross profit	2,011,884	2,094,013

Operating expenses:
Selling expenses – third parties	(128,865)	(235,091)
Selling expenses – a related party	(6,154)	(6,154)
General and administrative expenses – third parties	(806,398)	(491,634)
General and administrative expenses – a related party	(109,010)	(103,515)
Total operating expenses	(1,050,427)	(836,394)

Other (expenses) income:
Other (expense) income, net – third parties	(674)	2,545
Interest income – related parties	—	51,350
Finance costs	—	(51,350)
Other (expenses) income, net	(674)	2,545
Income before income tax expenses	960,783	1,260,164
Income tax expenses	(182,370)	(187,077)
Net income and comprehensive income	778,413	1,073,087

Earnings per share attributable to ordinary shareholders*
Basic and diluted	0.05	0.07
Weighted average number of ordinary shares outstanding*
Basic and diluted	16,250,000	16,250,000

____________

*        Retroactively restated for effect of the Reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares)

	Ordinary Shares		Additional paid-in capital			Total shareholders’ equity
	Number of shares*	Amount		Subscription receivables	Retained earnings
		$	$	$	$	$
Balance, January 1, 2024	16,250,000	1,625	1,282	(1,625)	1,091,861	1,093,143
Net income	—	—	—	—	1,073,087	1,073,087
Dividend declared and paid	—	—	—	—	(1,028,985)	(1,028,985)
Balance, December 31, 2024	16,250,000	1,625	1,282	(1,625)	1,135,963	1,137,245
Net income	—	—	—	—	778,413	778,413
Dividend declared	—	—	—	—	(589,744)	(589,744)
Balance, December 31, 2025	16,250,000	1,625	1,282	(1,625)	1,324,632	1,325,914

____________

*        Retroactively restated for effect of the Reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares)

	For the years ended December 31,
	2025	2024
	$	$
Cash flows from operating activities
Net income	778,413	1,073,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	74,631	112,866
Loan interest income – related parties	—	(51,350)
Provision for allowance of credit loss on accounts receivable – third parties	1,193	2,447
(Reversal) provision for allowance of credit loss on accounts receivable – related parties	(428)	2,009
Operating lease expenses – third parties	146,189	101,480
Operating lease expenses – related parties	244,272	238,777
Deferred income tax	(11,311)	(13,864)
Change in operating assets and liabilities:
Prepayments and other deposits – third parties	(31,256)	(7,336)
Inventories	(34,746)	15,682
Accounts receivable, net – third parties	(70,531)	6,475
Accounts receivable, net – related parties	13,025	(56,779)
Tax recoverable	(31,013)	—
Amount due from a related party	(5,980)	(1,091)
Amounts due to related parties	92,341	(526,099)
Amount due to a director	—	271,396
Accounts payable, accrued expenses and other payables – third parties	9,606	5,455
Operating lease liabilities – third parties	(148,617)	(102,395)
Operating lease liabilities – related parties	(270,325)	(235,518)
Tax payable	(10,357)	(408,981)
Net cash provided by operating activities	745,106	426,261

Cash flows from investing activities
Purchase of property, plant and equipment	(10,256)	(12,525)
Repayment of loans receivable from related parties	—	4,358,974
Net cash (used in)/provided by investing activities	(10,256)	4,346,449

Cash flows from financing activities
Repayment of bank borrowings	—	(4,053,439)
Payment of deferred IPO costs	(257,244)	—
Dividend paid	(512,821)	(1,028,985)
Net cash used in financing activities	(770,065)	(5,082,424)
Net changes in cash and cash equivalents	(35,215)	(309,714)
Cash and cash equivalents at the beginning of the year	374,085	683,799
Cash and cash equivalents at the end of the year	338,870	374,085

Supplemental cash flow information:
Cash paid for interest expense	—	(51,350)
Cash received for interest income	488	52,812
Cash paid for income taxes expenses	(235,051)	(609,921)

Supplemental schedules of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	287,123	115,709
Change in operating lease right-of-use assets and lease liabilities arising from lease modifications	87,748	—
Amount due from/(to) related parties offset against director’s current account	—	271,396

The accompanying notes are an integral part of these consolidated financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Top Leader Universal Holdings Limited (the “Company”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 25, 2025. The registered office of the Company is located at the offices of Ocorian Trust (Cayman) Limited, Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The principal office is located at Room 302, 1302, 1401, 1802, Wah Sing Industrial Building, Nos. 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong.

The Company owns 100% direct equity interest of Top Leader Universal Company Limited (“TL (BVI)”), a limited liability company established in the British Virgin Islands (“BVI”) on August 7, 2025.

The Company also owns 100% indirect equity interest of Top Leader Group International Limited (“TL (HK)”), a limited liability company established in Hong Kong on August 12, 2016, via TL (BVI).

The Company and its subsidiaries (collectively the “Group”) is primarily engaged in manufacturing and trading of face mask products and trading of health products in Hong Kong.

Reorganization

In preparation for its initial public offering (“IPO”) in the United States, a reorganization of the legal structure of the Group (the “Reorganization”) was completed on December 8, 2025. Prior to the Reorganization, TL (HK), the operating subsidiary of the Company incorporated in Hong Kong, was owned 100% by Mr. Sze Ching Yau (“Mr. Sze”).

In preparation for the listing of the shares, the Company became the holding company of TL (HK) via TL (BVI). To prepare for this offering, the Group underwent the Reorganization with the following steps:

Step 1 Incorporation of Fair Zenith Limited

On March 18, 2025, Fair Zenith Limited was incorporated under the laws of the BVI with the intention to become the holding vehicle for Mr. Sze.

Step 2 Incorporation of the Company

The Company was incorporated under the laws of the Cayman Islands on July 25, 2025, as a limited liability company with the intention to become the issuer of this offering. The authorized share capital of the Company was $50,000 divided into 50,000 ordinary shares each with a par value of $1. Upon incorporation, Ocorian Corporate Services (Cayman) Limited being the initial subscriber of the Company held 1 ordinary share in issue and outstanding which was then transferred to Fair Zenith Limited on July 25, 2025.

Step 3 Incorporation of TL (BVI)

On August 7, 2025, TL (BVI) was incorporated under the laws of the BVI as a wholly owned subsidiary of the Company and 100% owned by the Company with 1 ordinary share in issue and outstanding.

Step 4 Share transfer

On December 8, 2025, Mr. Sze transferred his 10,000 ordinary shares of TL (HK) to TL (BVI) at a consideration of HK$1 and TL (HK) become the wholly owned subsidiary of TL (BVI).

Following the Reorganization, the Company owned directly and indirectly 100% of TL (BVI) and TL (HK) and the Company was owned 100% by Mr. Sze through Fair Zenith Limited, which was the same shareholder of TL (HK) prior to the Reorganization.

Due to the fact that the Company and its subsidiaries were controlled by the same shareholder immediately before and after the Reorganization completed on December 8, 2025 as described above, the reorganization was accounted for as a recapitalization under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

As of December 31, 2025, the authorized share capital of the Company was $50,000 divided into 50,000 ordinary shares each with a par value of $1. On March 17, 2026, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of $0.0001, and all the subdivided shares rank pari passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 500,000,000 ordinary shares with a par value of $0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 1 ordinary share to 10,000 ordinary shares.

On March 17, 2026, the sole director of the Company approved the new shares allotment of 13,380,000 ordinary shares at $0.0001 per share to Fair Zenith Limited at a consideration of $1,338 and aggregate of 2,860,000 ordinary shares to Scistar Technology Limited at a consideration of $286. On March 18, 2026, Fair Zenith Limited transferred 800,000 ordinary Shares to Robinhood Portfolio Celaris Limited at a consideration of $80 and 501,920 ordinary Shares to MVP International Holdings Group Limited at a consideration of $50. On the same date, Scistar Technology Limited transferred 278,080 ordinary shares to MVP International Holdings Group Limited at a consideration of $28. Immediately upon completion of the share transfer, Mr. Sze will be holding an aggregate of 12,088,080 ordinary shares representing 74.4% of ordinary shares in issue and outstanding of the Company via Fair Zenith Limited.

The Company believes it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Details of the Group are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2025	2024
Top Leader Universal Holdings Limited (the “Company”)	July 25, 2025	N/A	N/A	Cayman Islands	Investment holdings
Top Leader Universal Company Limited (“TL (BVI)”)	August 7, 2025	100%	100%	The British Virgin Islands	Investment holdings
Top Leader Group International Limited (“TL (HK)”)	August 12, 2016	100%	100%	Hong Kong	Manufacturing and trading of face mask products and trading of health products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements presented herein represent the consolidated financial statements of the Group. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Group, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Group are eliminated in consolidation.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements. Significant estimates required to be made by management, include, but are not limited to, the estimate on allowance for credit loss related to accounts receivable, net, the useful lives of property and plant and equipment, inventory valuation, incremental borrowing rate for leases and the valuation allowance on deferred tax assets.

Functional currency and foreign currency translation and transaction

The functional currency of the Company is United States Dollars (“US$” or “$”) and the functional currencies of TL (BVI) is US$ and TL (HK) is Hong Kong Dollars (“HK$”). The Group’s consolidated financial statements are reported using the US$.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheets date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HK$ to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Hong Kong subsidiary’s balance sheets, income statement items and cash flow items for both years ended December 31, 2025 and 2024.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.
Level 2	—

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, net, refundable rental and other deposits, amount due from a related party, accounts payable, other payables, dividend payable and amounts due to related parties. The carrying amount of operating lease liabilities approximate their fair values since they bear an

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments (cont.)

interest rate which approximates market interest rates. The Group considers the carrying amount of other short-term financial assets and liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2025 and 2024 due to their short-term nature.

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2025 and 2024.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials	• cost of purchase using first-in, first-out method
Finished goods	• cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a first-in, first-out method

Once the inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes.

Property, plant and equipment, net

Property, plant and equipment, net are stated at costs net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold improvements	Shorter of the lease terms or 4 years
Plant and machinery	4 years
Furniture, fixture and equipment	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expensed as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand of $66,843 and $86,504 as of December 31, 2025 and 2024, respectively and bank accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong with high credit rating. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,564 (equivalent to HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for doubtful accounts. Accounts receivable are mainly represented by accounts receivable from sales of self-manufactured face mask products and health products with credit terms of 0 to 30 days depends on the customer’s creditworthiness and its transaction experience with the Group. The Group reviews the collectability of its receivables on an on-going basis.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net (cont.)

The accounts receivable is without customer collateral and interest is not accrued on past due accounts. The Group estimates the allowance for current expected credit loss (“CECL”) on accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable were segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Accumulated allowance of credit loss of $18,987 and $18,222 was recognized as of December 31, 2025 and 2024. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

Prepayments, rental and other deposits

Prepayments and other deposits primarily include operating leases deposits, utilities deposits, prepayments for purchase of raw materials, prepaid rental expenses and deposit paid to a supplier for purchase of property, plant and equipment. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Group initially recognizes deposits for property, plant and equipment when cash is advanced to the supplier. Subsequently, the Group derecognizes and reclassifies deposits for property, plant and equipment to property, plant and equipment when control is transferred to and obtained by the Group.

Rental and other deposits — non-current represent security payments made to lessors for the Group’s lease agreements entered, and deposit paid to a supplier for purchase of property, plant and equipment respectively. The Group made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Allowance for credit losses

The Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Group estimates the expected credit loss for accounts receivable using historical loss data adjusted for current economic conditions, including reasonable and supportable forward-looking information to estimate the relative size of credit losses to be expected.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of long-lived assets

Long-lived assets, representing property, plant and equipment and operating lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the years ended December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease as lessee

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

Operating lease right-of-use assets and liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Since the Group’s leases do not provide an implicit rate, operating lease liabilities are calculated using estimated incremental borrowing rate based on a collateralized borrowing over the term of each individual lease.

Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease right-of use assets related to the lease. They are amortized through the operating lease right-of-use assets as reductions of rent expense over the lease term.

The Group has elected the short-term lease exception, therefore operating lease right-of-use assets and operating lease liabilities does not include leases with a lease term of 12 months or less. Operating lease expenses are recognized on a straight-line basis over the lease term. In certain situations, lease contracts are amended or otherwise changed. Based upon an analysis of those changes, specifically whether additional rights have been conveyed and additional lease payments are required, the Group determines whether the lease warrants remeasurement, or treatment as a separate contract. Short-term lease payments (leases with a term with 12 months or less) are expensed as incurred.

Accounts payable, accrued expenses and other payables

Accounts payable represent trade payables to vendors with normal credit terms of 0 to 30 days.

Accrued expenses and other payables primarily include accrued salary and employee benefits, accrued rental expenses, accrued transportation expenses and other accrued expenses for the operation in the ordinary course of business.

Deferred initial public offering costs (“Deferred IPO costs”)

The Group complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal and other professional expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be charged to additional paid in capital upon the completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Revenue recognition

Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those goods or services.

The Group recognizes revenue from trading of self-manufactured face mask products and health products in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”).

Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)    Identify the contract with a customer

2)    Identify the performance obligations in the contract

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

3)      Determine the transaction price

4)      Allocate the transaction price

5)      Recognize revenue when or as the entity satisfies a performance obligation.

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Group’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Revenue from sales of self-manufactured face mask products and health products

The Group sells products to different corporate customers and direct-end user customers, primarily of sales of self-manufactured face mask products and health products. The Group considers the promise to transfer products, each of which are distinct, to be the identified performance obligations. The Group does not accept returns of products or offer refunds for its customers upon delivery of the products.

Control of a product is transferred to a corporate customer or direct-end user customer upon delivery of the product to the designated place. Revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring the promised product to corporate customers or direct-end user customers upon acceptance by them.

Cost of revenue

Cost of revenue consists of cost directly related to revenue generating activities, which primarily includes cost of purchase raw materials, depreciation of mask machinery, operating lease expenses and utilities expenses for manufacturing facilities, transportation expenses, packing materials expenses, and personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly linked to the revenue.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income with a maximum employer’s contribution of $192 (equivalent to HK$1,500) per month of the employee’s monthly income over $3,846 (equivalent to HK$30,000).

Hong Kong employees are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary capped at $2,885 (equivalent to HK$22,500) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of $50,004 (equivalent to HK$390,000) per employee. Currently, the Group does not have any separate funding arrangement in place to meet its long service payment obligation.

The Amendment Ordinance was gazetted on June 17, 2022, which abolishes the use of the accrued benefits derived from employers’ mandatory provident fund contributions to offset the LSP. The abolition had officially taken effect on May 1, 2025 (the “Transition Date”). However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. Separately, the Hong Kong Government also introduced a subsidy scheme to assist employers for a

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit plan (cont.)

period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year. During the year ended December 31, 2025, all employees are Hong Kong employees and the present value of unfunded obligations was recognized and long service payment expenses of $4,336 was recorded as “General and administrative expenses” in the consolidated statements of operations and comprehensive income.

Selling expenses

Selling expenses primarily include advertising and promotion expenses, commission fees paid to a third-party online sales platform for facilitating sales of self-manufactured face mask products and health products and other expenses related to sales activities.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related retirement benefits for management and administrative personnel, long service payment expenses, operating lease expenses and short-term lease for office space, depreciation for property and equipment used in office space, professional services fees and other miscellaneous administrative expenses.

Other income (expenses), net

Other income (expenses), net includes bank interest income mainly generated from savings and received from banks on a monthly basis, interest income from related parties, exchange gain/(loss), sundry income and government subsidies received during the years ended December 31, 2025 and 2024.

Government subsidies

Government subsidies are recognized as income in other income or as a reduction of specific costs and expenses for which the subsidies are intended to compensate. Such amounts are recognized in the statements of operations and comprehensive income upon receipt. During the year ended December 31, 2024, the Group received government subsidies of $1,410 from the Hong Kong government under the SME Export Marketing Fund scheme. The subsidies are intended to support eligible marketing and promotional activities undertaken by small and medium enterprises. No such subsidies were received during the year ended December 31, 2025.

Finance costs

Finance costs represent interest expense on bank borrowings.

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes (cont.)

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025 and 2024, there was no dilutive shares.

Dividends

Dividends are recorded in the period in which they are declared by the board of directors. Declared dividends are recognized as a reduction of retained earnings. Dividends may be settled either in cash or through offsetting intercompany or related party balances, as appropriate.

During the years ended December 31, 2025 and 2024, the sole director of TL (HK), who was also its sole shareholder at that time, declared dividends that were settled by cash. The transactions were accounted for as a reduction of retained earnings of the subsidiary, as further described in Note 14 to the consolidated financial statements.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires disclosure of significant segment expenses and other segment items on an annual and interim basis under ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted and the amendments in this ASU should be applied on a retrospective basis to all periods presented. The Group adopted this ASU on January 1, 2024. The adoption of this ASU did not have significant impact on the Group’s financial statements.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 amends ASC 740, Income Taxes to expand income tax disclosures and requires that the Group disclose (i) the income tax rate reconciliation using both percentages and reporting currency amounts; (ii) specific categories within the income tax rate reconciliation; (iii) additional information for reconciling items that meet a quantitative threshold; (iv) the composition of state and local income taxes by jurisdiction; and (v) the amount of income taxes paid disaggregated by jurisdiction. The Group adopted ASU 2023-09 for the year ended December 31, 2025, on a prospective basis. See Note 12, Income Taxes for additional information. The adoption of this ASU did not have significant impact on the Group’s financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU no. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Group is currently evaluating the impact that ASU 2025-05 will have on the consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

3. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the Chief Executive Officer. Management, including the CODM, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280. The Group’s revenue is attributed to Hong Kong as all products are sold in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
	$	$
Accounts receivable – third parties	304,443	233,912
Less: accumulated allowance for credit loss	(17,406)	(16,213)
Accounts receivable, net – third parties	287,037	217,699

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET (cont.)

	As of December 31,
	2025	2024
	$	$
Accounts receivable – a related party	43,754	56,779
Less: accumulated allowance for credit loss – a related party	(1,581)	(2,009)
Accounts receivable, net – a related party	42,173	54,770

As of the end of each of the financial year, the ageing analysis of accounts receivable based on the past due date is as follows:

	As of December 31,
	2025	2024
	$	$
Current	9,858	39,732
1-30 days	163,120	153,108
31-90 days	149,932	68,651
Over 90 days	25,287	29,200
	348,197	290,691
Less: accumulated allowance for credit loss	(18,987)	(18,222)
Accounts receivables, net	329,210	272,469

All the accounts receivable, net of allowance for credit loss, are expected to be recovered within one year. For accounts receivable arising from corporate customers, the Group generally allows a credit period of 0 to 30 days based on the customer’s creditworthiness and its transaction experience with the Group.

5. PREPAYMENTS AND OTHER DEPOSITS

Prepayments and other deposits classified as current assets, consisted of the following:

	As of December 31,
	2025	2024
	$	$
Operating leases deposits – third parties	10,256	8,810
Operating leases deposits – related parties	27,159	22,543
Utilities Deposits	14,630	10,744
Deposits for property, plant and machinery	2,781	—
Prepayments for purchase of raw materials	47,212	21,158
Prepayments for rental expenses	1,299	3,215
Other prepayments	—	5,641
Total prepayments and other deposits	103,337	72,111

6. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2025	2024
	$	$
Raw materials	108,841	89,502
Finished goods	308,947	293,540
Total inventories	417,788	383,042

No impairment on inventories were recorded for the years ended December 31, 2025 and 2024.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. RENTAL AND OTHER DEPOSITS — NON-CURRENT

Rental and other deposits — non-current, consisted of the following:

	As of December 31,
	2025	2024
	$	$
Operating leases deposits – third parties	17,683	10,256
Operating leases deposits – related parties	10,128	14,744
Deposits for property, plant and machinery	—	2,781
Total rent and other deposits – non-current	27,811	27,781

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2025	2024
	$	$
Leasehold improvement	106,580	106,580
Plant and machinery	392,248	381,992
Furniture and fixtures	71,067	71,067
Cost of property, plant and equipment	569,895	559,639
Less: accumulated depreciation	(554,615)	(479,984)
Property, plant and equipment, net	15,280	79,655

Depreciation expenses recognized for the years ended December 31, 2025 and 2024 to the consolidated statements of operations and comprehensive income consisted of the followings:

	During the years ended December 31,
	2025	2024
	$	$
Included in cost of revenue – third parties	69,317	95,498
Included in general and administrative expenses – third parties	5,314	17,368
Total depreciation expenses	74,631	112,866

Purchase of property, plant and equipment for the years ended December 31, 2025 and 2024 were $10,256 and $12,525, respectively. No gain or loss on disposals property, plant and equipment and no impairment loss of property, plant and equipment was recognized for the years ended December 31, 2025 and 2024.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. OPERATING LEASES

The Group entered operation leases agreements for use of office, warehouse and factories in Hong Kong with a lease term from 1 to 4 years. During the year ended December 31, 2025, the Group entered into 2 new operating leases for office and warehouse. The Group also modified 2 existing operating leases for office and warehouse, primarily relating to reduction of lease payments and extension of lease term. During the year ended December 31, 2024, the Group entered into 1 new operating lease for warehouse.

During the years ended December 31, 2025 and 2024, the Group recorded operating lease expenses in the consolidated statements of operations and comprehensive income consisted of the following:

	During the years ended December 31,
	2025	2024
	$	$
Included in “cost of revenue – related parties”	135,262	135,262
Included in “general and administrative expenses – third parties”	146,189	101,480
Included in “general and administrative expenses – related parties”	109,010	103,515
Total operating lease expenses	390,461	340,257

Additionally, short-term leases amounted to $nil and $8,678 for the years ended December 31, 2025 and 2024, respectively, which was included in “General and administrative expenses — third parties” on the consolidated statements of operations and comprehensive income.

The Group’s operating lease right-of-use assets, net and lease liabilities recognized in the consolidated balance sheets consisted of the following:

	As of December 31,
	2025	2024
	$	$
Operating lease right-of-use assets, net:
Operating lease right-of-use assets, net – third parties	174,684	113,151
Operating lease right-of-use assets, net – related parties	171,982	227,211
Total operating lease right-of-use assets, net	346,666	340,362
	As of December 31,
	2025	2024
	$	$
Operating lease liabilities:
Current operating lease liabilities – third parties	121,719	91,727
Current operating lease liabilities – related parties	111,352	229,066
Non-current operating lease liabilities – third parties	50,669	21,556
Non-current operating lease liabilities – related parties	60,630	24,198
Total operating lease liabilities	344,370	366,547

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. OPERATING LEASES (cont.)

	As of December 31,
	2025	2024
Operating leases:
Weighted average remaining lease term (years)	1.42	0.97
Weighted average discount rate	5.238%	5.213%

The maturity analysis of the annual undiscounted cash flows to be paid on operating lease liabilities as of December 31, 2025 were as follows:

As of December 31, 2025
$
Year ending December 31, 2026	243,571
Year ending December 31, 2027	112,801
Future minimum operating lease payment	356,372
Less: imputed interest	(12,002)
Operating lease liabilities recognized in the consolidated balance sheet	344,370

The maturity analysis of the annual undiscounted cash flows to be paid on operating lease liabilities as of December 31, 2024 were as follows:

As of December 31, 2024
$
Year ending December 31, 2025	332,171
Year ending December 31, 2026	46,259
Future minimum operating lease payment	378,430
Less: imputed interest	(11,883)
Operating lease liabilities recognized in the consolidated balance sheet	366,547

10. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER PAYABLES

Accounts payable, accrued expenses and other payables consisted of the following:

	As of December 31,
	2025	2024
	$	$
Accounts payable	—	13,980
Accrued salary and employee benefits expenses	42,863	19,735
Accrued transportation expenses	—	2,884
Other accrued expenses	10,641	7,460
Other payables	483	322
Total	53,987	44,381

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. REVENUE

Disaggregated information of revenue by major sources is as follows:

	For the years ended December 31,
	2025	2024
	$	$
Recognized at a point in time
Sales of self-manufactured face mask products	3,562,312	3,456,212
Sales of health products	159,687	256,969
Total revenue	3,721,999	3,713,181

During the years ended December 31, 2025 and 2024, the Group’s revenue is attributed to Hong Kong as all products are sold in Hong Kong.

12. INCOME TAX EXPENSES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Under the current laws of the British Virgin Islands, the subsidiary in BVI is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (equivalent to HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (equivalent to HK$2,000,000).

Income tax expenses consisted of the following components:

	For the years ended December 31,
	2025	2024
	$	$
Hong Kong:
Current tax	193,681	200,941
Deferred tax	(11,311)	(13,864)
Non-Hong Kong entities	—	—
Total income tax expenses	182,370	187,077

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX EXPENSES (cont.)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025		2024
	$	%	$	%
Income before income tax expenses	960,783		1,260,164
Tax at the Hong Kong statutory tax rate of 16.5%	158,529	16.50	207,927	16.50
Effect of different tax rates in other jurisdictions	47,781	4.97	—	—
Tax effect on non-taxable income	(81)	(0.01)	(239)	(0.02)
Tax effect on non-deductible expenses	687	0.07	735	0.06
Tax effect of recognition of temporary differences previously not recognized	(3,007)	(0.31)	—	—
Tax reduction allowed by Hong Kong government	(385)	(0.04)	(192)	(0.01)
Effect of two-tier tax rate	(21,154)	(2.20)	(21,154)	(1.68)
Income tax expense	182,370	18.98	187,077	14.85

The Group’s effective tax rate was 18.98% and 14.85% for the years ended December 31, 2025 and 2024.

Significant components of deferred tax were as follows:

	As of December 31,
	2025	2024
	$	$
Deferred tax assets	23,075	11,764

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
	$	$
Deferred tax assets:
Property, plant and equipment	19,942	11,764
Allowance for credit loss on accounts receivable	3,133	—
	23,075	11,764
Less: valuation allowance	—	—
Net deferred tax assets	23,075	11,764

The Group considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. Future sources of taxable income are also considered in determining the amount of any required valuation allowance, management believes it is more likely than not that the full benefits of these deductible differences will be realized. Accordingly, no valuation allowance was recorded against gross deferred tax assets balance as of December 31, 2025 and 2024.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2025 and 2024. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding ordinary shares.

The following table sets forth the computation of the Group’s basic and diluted earnings per share:

	As of December 31,
	2025	2024
	(except for number of shares)
	$	$
Net income attributable to ordinary shareholders	778,413	1,073,087

Weighted average number of ordinary shares outstanding*
Basic and diluted	16,250,000	16,250,000

Earnings per share*	0.05	0.07

____________

*        Retroactively restated for effect of the Reorganization (Note 1)

14. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

The following is a list of related parties which the Group has balances and transactions with:

Name	Relationship with the Group
Gain Chance International Limited (“Gain Chance”)	Mr. Sze, director and controlling shareholder of the Company, was also the director of the related party
Hit Diamond (Sze’s) Holdings Limited (“Hit Diamond”)	Mr. Sze, director and controlling shareholder of the Company, was also the director of the related party
Lai Lai Top Holdings Limited (“Lai Lai Top”)	Mr. Sze, director and controlling shareholder of the Company, was also the director of the related party
Top Leader Medical & Healthcare Limited (“Top Leader Medical & Healthcare”)	Mr. Sze, director and controlling shareholder of the Company, was also the director of the related party
Mr. Sze	Director and controlling shareholder of the Company

Related party balances

a. Accounts receivable, net from a related party

As of December 31, 2025 and 2024, the balances of accounts receivable, net from a related party were as follows:

	As of December 31,
	2025	2024
	$	$
Top Leader Medical & Healthcare	43,754	56,779
Less: accumulated allowance for credit loss	(1,581)	(2,009)
Total accounts receivable, net – a related party	42,173	54,770

The balance represented the accounts receivable received on behalf of the related party for the Group’s sales to direct-end user customers via a third-party online sales platform.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

b. Rental deposits paid to related parties

As of December 31, 2025 and 2024, the balance of rental deposits paid to related parties were as follows:

	As of December 31,
	2025	2024
	$	$
Current portion
Gain Chance	14,744	10,128
Lai Lai Top	12,415	12,415
	27,159	22,543
Non-current portion
Gain Chance	10,128	14,744
	10,128	14,744
Total rental deposits paid to related parties	37,287	37,287

c. Amount due from a related party

As of December 31, 2025 and 2024, the balances of amount due from a related party were as follows:

	As of December 31,
	2025	2024
	$	$
Gain Chance	11,959	5,979
Total amount due from a related party	11,959	5,979

The amount due from a related party represented payments made by the Group on behalf of the related party. The balance was unsecured, non-interest bearing and repayable on demand.

d. Amounts due to related parties

As of December 31, 2025 and 2024, the balances of amount due to related parties were as follows:

	As of December 31,
	2025	2024
	$	$
Hit Diamond	2,759	—
Top Leader Medical & Healthcare	98,300	8,718
Total amounts due to related parties	101,059	8,718

The amount due to Top Leader Medical & Healthcare mainly represented payables to the related party for service fee charged for facilitating sales of self-manufacturing face mask products and sales of health products via a third-party online sales platform and collects proceeds from the third-party online sales platform company and remits the proceeds to the Group. The remaining amounts due to related parties represented payments made by the related parties on behalf of the Group. The balances were unsecured, non-interest bearing and repayable on demand.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

e. Dividend payable

As of December 31, 2025 and 2024, the balances of dividend payable were as follows:

	As of December 31,
	2025	2024
	$	$
Mr. Sze	76,923	—
Dividend payable	76,923	—

On December 2, 2025, Mr. Sze approved and declared an interim dividend of $7.7 per ordinary share on the Company’s 10,000 outstanding ordinary shares, resulting in a total dividend of $76,923 payable to Mr. Sze, the sole shareholder of TL (HK) at the declaration date. Upon declaration, the dividend was recognized as a reduction of the subsidiary’s retained earnings prior to the Reorganization. As of December 31, 2025, the dividend remained unpaid and was included in dividend payable. The dividend was subsequently paid in cash on March 3, 2026.

f. Operating lease right-of-use assets, net — related parties

As of December 31, 2025 and 2024, the balances of operating lease right-of-use assets, net from related parties were as follows:

	As of December 31,
	2025	2024
	$	$
Gain Chance	171,982	154,729
Lai Lai Top	—	72,482
Total operating lease right-of-use assets, net – related parties	171,982	227,211

g. Operating lease liabilities — related parties

As of December 31, 2025 and 2024, the balances of operating lease liabilities from related parties including current portion and non-current portion were as follows:

	As of December 31,
	2025	2024
	$	$
Current portion
Gain Chance	111,352	156,584
Lai Lai Top	—	72,482
	111,352	229,066
Non-current portion
Gain Chance	60,630	24,198
	60,630	24,198
Total operating lease liabilities – related parties	171,982	253,264

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Related party transactions

The following are the related party transactions for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024
	$	$
Cost of revenue – cost of sales amounts recognized (Note)
Top Leader Medical & Healthcare	—	22,407

Cost of revenue – operating lease expenses
Gain Chance	60,770	60,770
Lai Lai Top	74,492	74,492
Total cost of revenue – related parties	135,262	157,669

Selling expenses – service fee
Top Leader Medical & Healthcare	6,154	6,154

Other income – loan interest income
Gain Chance	—	43,100
Lai Lai Top	—	8,250
Total other income – related parties	—	51,350

General and administrative expenses – operating lease expenses
Gain Chance	109,010	103,515

____________

Note:   During the year ended December 31, 2025, the Group did not purchase inventories from Top Leader Medical & Healthcare. Among the inventories acquired in previous years, $22,407 were recognized in cost of revenues during the year ended December 31, 2024.

No remuneration was paid to the director for the years ended December 31, 2025 and 2024.

On December 31, 2024, Mr. Sze approved and declared an interim dividend of $102.9 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $1,028,985 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On January 31, 2025, Mr. Sze approved and declared an interim dividend of $12.8 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $128,205 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On March 31, 2025, Mr. Sze approved and declared an interim dividend of $6.4 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $64,103 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On December 1, 2025, Mr. Sze approved and declared an interim dividend of $32.1 per ordinary share on its total 10,000 outstanding shares, resulting in payments totaling $320,513 to the sole shareholder of TL (HK). Such dividend was recorded as a reduction to retained earnings at the declaration date and paid in cash on the same date. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization.

On December 2, 2025, Mr. Sze approved and declared an interim dividend of $7.7 per ordinary share on the its 10,000 outstanding ordinary shares, resulting in a total dividend of $76,923 payable to the sole shareholder of TL (HK). Upon declaration, the dividend was recognized as a reduction of the subsidiary’s retained earnings prior to the Reorganization. As of December 31, 2025, the dividend remained unpaid and was included in dividend payable (Note 14e). The dividend was subsequently paid in cash on March 3, 2026.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, accounts receivable, net and amount due from a related party.

Bank balances

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Group’s Hong Kong subsidiary is located. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,564 (equivalent to HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

The Group is exposed to risk from accounts receivable, net. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Amount due from a related party

The Group assesses the collectability of amount due from a related party on an ongoing basis, taking into account the related party’s payment history and prevailing economic conditions. The Group does not hold any collateral in respect of this amount. Based on management’s assessment, the probability of default is not considered significant, and accordingly, no material allowance for expected credit losses has been recognized as of December 31, 2025 and 2024.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. As of December 31, 2025 and 2024, the interest rate risk arising from bank balances are insignificant.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES (cont.)

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

Concentrations of risk

Customers concentrations

For the years ended December 31, 2025 and 2024, the Group has a concentration of its revenue and accounts receivable with specific customers.

Details of the customers accounting for 10% or more of total revenue are as follows:

	As of December 31, 2025		As of December 31, 2024
Customers	$	%	$	%
Customer A	833,704	22.40	*	*

____________

*        Less than 10% of total revenue

Details of the accounts receivable accounting for 10% or more of total gross accounts receivable are as follows:

	As of December 31, 2025		As of December 31, 2024
Customers	$	%	$	%
Customer A	*	*	37,691	12.97
Customer B – related party	43,754	12.57	56,779	19.53

____________

*        Less than 10% of total gross accounts receivable

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Group’s purchase for the years ended December 31, 2025 and 2024.

	For the year ended December 31, 2025		For the year ended December 31,2024
Suppliers	$	%	$	%
Supplier A	271,250	24.88	301,486	32.67
Supplier B	147,424	13.52	164,129	17.78
Supplier C	111,145	10.19	111,435	12.07

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

	As of December 31, 2025		As of December 31, 2024
Suppliers	$	%	$	%
Supplier D	*	*	5,297	37.89
Supplier E	*	*	3,315	23.71
Supplier B	*	*	3,268	23.38
Supplier F	*	*	2,100	15.02

____________

*        Less than 10% of total accounts payable

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES

As of December 31, 2025 and 2024, the Group had total capital commitments of approximately $5,949 and $5,949, mainly related to the non-cancellable mask machinery purchases from an independent third party. As of December 31, 2025, the commitment was expected to be settled over the next 12 months using internal funds. As of December 31, 2024, the commitment was expected to be settled beyond the next 12 months.

Other than those disclosed above and in Note 9, the Group had no other material commitments, contingent liabilities, or guarantees as of December 31, 2025 and 2024 and for the years then ended.

17. SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of December 31, 2025 and 2024, the amounts of ordinary shares and subscription receivables were $1,625 and $1,625, respectively.

The Company was incorporated under the laws of the Cayman Islands on July 25, 2025, as a limited liability company. The authorized share capital of the Company was $50,000 divided into 50,000 ordinary shares each with a par value of $1. Upon incorporation, Ocorian Corporate Services (Cayman) Limited being the initial subscriber of the Company held 1 ordinary share in issue and outstanding which was then transferred to Fair Zenith Limited on July 25, 2025.

As of December 31, 2025, the authorized share capital of the Company was $50,000 divided into 50,000 ordinary shares each with a par value of $1. On March 17, 2026, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of $0.0001, and all the subdivided shares rank pari passu in all respects with each other. As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 500,000,000 ordinary shares with a par value of $0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 1 ordinary share to 10,000 ordinary shares.

On March 17, 2026, the sole director of the Company approved the new shares allotment of 13,380,000 ordinary shares at $0.0001 per share to Fair Zenith Limited at a consideration of $1,338 and aggregate of 2,860,000 ordinary shares to Scistar Technology Limited at a consideration of $286. On March 18, 2026, Fair Zenith Limited transferred 1,301,920 ordinary shares to two external investors at a consideration of $130. On the same date, Scistar Technology Limited transferred 278,080 ordinary shares to MVP International Holdings Group Limited at a consideration of $28. Immediately upon completion of the share transfer, Mr. Sze will be holding an aggregate of 12,088,080 ordinary shares representing 74.4% of ordinary shares in issue and outstanding of the Company via Fair Zenith Limited.

The Company believes it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of December 31, 2025 and 2024, additional paid-in capital were $1,282 and $1,282, respectively.

The additional paid-in capital represents the aggregate capital contributions from shareholders arising from historical and reorganization transactions. The additional paid-in capital primarily comprises the capital contribution to the Company’s subsidiaries prior to the Reorganization. These transactions are treated as equity movements among shareholders, with no impact on profit or loss.

18. SUBSEQUENT EVENT

On March 17, 2026, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of $0.0001, and all the subdivided shares rank pari passu in all respects with each other. As a result of the Share Subdivision, the authorized share capital of the Company became $50,000 divided into 500,000,000 ordinary shares with a par value of $0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 1 ordinary share to 10,000 ordinary shares.

TOP LEADER UNIVERSAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. SUBSEQUENT EVENT (cont.)

On March 17, 2026, the sole director of the Company approved the new shares allotment of 13,380,000 ordinary shares at $0.0001 per share to Fair Zenith Limited at a consideration of $1,338 and aggregate of 2,860,000 ordinary shares to Scistar Technology Limited at a consideration of $286. On March 18, 2026, Fair Zenith Limited transferred 800,000 Ordinary Shares to Robinhood Portfolio Celaris Limited at a consideration of $80 and 501,920 Ordinary Shares to MVP International Holdings Group Limited at a consideration of $50. On the same date, Scistar Technology Limited transferred 278,080 ordinary shares to MVP International Holdings Group Limited at a consideration of $28. Immediately upon completion of the share transfer, Mr. Sze will be holding an aggregate of 12,088,080 ordinary shares, representing 74.4% of ordinary shares in issue and outstanding of the Company via Fair Zenith Limited.

The Group has evaluated all events and transactions that occurred after December 31, 2025 up through August 17, 2026, which is the date of these consolidated financial statements are available to be issued. Other than the events disclosed above and elsewhere in the consolidated financial statements, no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

TOP LEADER UNIVERSAL HOLDINGS LIMITED

[*]
Ordinary Shares

_______________________________

PRELIMINARY PROSPECTUS

_______________________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Pursuant to our Amended and Restated Memorandum and Articles, the directors, alternate directors, secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, willful default or fraud.

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

We intend to obtain directors’ and officers’ liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Fair Zenith Limited	July 25, 2025	1		$1
[Fair Zenith Limited]	[March 17, 2026]	[13,380,000]		[1,338]
[Scistar Technology Limited]	[March 17, 2026]	[2,860,000]		[286]
$

Item 8. Exhibits and Financial Statement Schedules.

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Cayman Islands counsel regarding the validity of the Ordinary Shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of CFN Lawyers, regarding certain legal matters and tax matters of the subsidiary in Hong Kong
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of AOGB CPA Limited, an independent registered public accounting firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of CFN Lawyers (included in Exhibit 8.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Audit Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Form of Compensation Committee Charter
99.5*	Consent of Ms. Cheng Wai Ha, Independent Director Appointee
99.6*	Consent of Mr. Lam Hok Ling, Independent Director Appointee
99.7*	Consent of Mr. Chan Dennis Kwok Fung., Independent Director Appointee
107*	Filing Fee Table

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on _________, 2026.

TOP LEADER UNIVERSAL HOLDINGS LTD.
By:	/s/ Sze Ching Yau
Name:	Sze Ching Yau
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board and	_________, 2026
Name: Sze Ching Yau	Chief Executive Officer
	Chief Finance Officer	_________, 2026
Name: [•]	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York on [•], 2026.

Authorized U.S. Representative [•]
By:
Name:
Title: